Exhibit 99.2

CORPBANCA AND SUBSIDIARIES

Interim Consolidated Financial Statements for the periods
ended June 30, 2014 and 2013 and December 31, 2013

Ch$	=	Figures expressed in Chilean pesos.
MCh$	=	Figures expressed in millions of Chilean pesos.
US$	=	Figures expressed in US dollars.
ThUS$	=	Figures expressed in thousands of US dollars.
MUS$	=	Figures expressed in millions of US dollars.
COP$	=	Figures expressed in Colombian pesos.
MCOP$	=	Figures expressed in millions of Colombian pesos.
UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Note	06.30.2014	12.31.2013
ASSETS		MCh$	MCh$
Cash and due from banks	5	1.006.475	911.088
Transactions in the course of collection	5	356.744	112.755
Trading securities	6	497.366	431.683
Receivables from repurchase agreements and securities borrowing	7	198.415	201.665
Derivative instruments		581.755	376.280
Loans and advances to banks	8	505.480	217.944
Loans to customers	9	14.273.407	12.777.784
Financial assets available for sale	10	627.449	889.087
Financial assets held to maturity	10	258.069	237.522
Investments in other companies	11	16.170	15.465
Intangible assets	12	887.645	836.922
Property, plant and equipment	13	100.366	98.242
Current tax assets		-	-
Deferred tax assets		94.124	92.932
Other assets	14	275.886	290.678
TOTAL ASSETS		**19.679.351**	**17.490.047**
LIABILITIES			
Current accounts and other demand deposits	15	4.170.880	3.451.383
Transactions in the course of payment	5	328.697	57.352
Payables from repurchase agreements and securities lending	7	296.380	342.445
Savings accounts and time deposits	15	7.897.235	7.337.703
Derivative instruments		454.086	281.583
Borrowings from financial institutions	16	1.498.473	1.273.840
Debt issued	17	2.650.881	2.414.557
Other financial obligations	17	15.220	16.807
Current tax liabilities		8.485	45.158
Deferred tax liabilities		192.840	179.467
Provisions		172.917	187.206
Other liabilities	18	118.569	185.507
TOTAL LIABILITIES		**17.804.663**	**15.773.008**
EQUITY			
Attributable to owners of the Bank:			
Capital	20	781.559	781.559
Reserves	20	515.618	515.618
Valuation accounts	20	50.963	(23.422)
Retained earnings:		179.432	137.586
Retained earnings from prior periods	20	126.730	60.040
Profit for the period	20	105.405	155.093
Less: Provision for minimum dividends		(52.703)	(77.547)
		1.527.572	1.411.341
Non-controlling interest	20	347.116	305.698
TOTAL EQUITY		**1.874.688**	**1.717.039**
TOTAL LIABILITIES AND EQUITY		**19.679.351**	**17.490.047**

    The attached notes 1-31 are an integral part of these consolidated financial statements.

Note	06.30.2014	06.30.2013
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit before taxes		169.256	97.980
Non-controlling interest		14.824	1.477
Charges (credits) to income that do not represent cash flows:			
Depreciation and amortization	28	25.918	15.121
Credit risk provisions	25	75.511	48.422
Provisions and write-offs for assets received in lieu of payment		504	810
Provisions for contingencies		1.949	3.284
Adjustment to market value of investments and derivatives		508	(33.931)
Net interest and indexation income	21	(313.195)	(171.763)
Net fees and commission income	22	(77.224)	(47.582)
Net foreign exchange transactions	24	27.005	(6.762)
Changes in deferred tax assets and liabilities		12.181	(15.112)
Other (credits) charges that do not represent cash flows		3.048	(7.536)
Subtotal		**(59.715)**	**(115.592)**
Loans to customers and banks		(1.783.159)	(118.249)
Receivables from repurchase agreements and securities borrowing		129.958	(1.042)
Financial assets held for trading		(255.057)	(107.058)
Financial assets available for sale		261.692	536.010
Financial assets held to maturity		(20.547)	14.924
Other assets and liabilities		(52.146)	7.791
Savings accounts and time deposits		559.532	(966.614)
Current accounts and other demand deposits		719.497	468.808
Payables from repurchase agreements and securities lending		(46.065)	(18.234)
Dividends received from investments in other companies		1.304	1.032
Foreign borrowings obtained		1.668.678	1.411.423
Repayment of foreign borrowings		(1.467.688)	(1.400.888)
Increase (decrease) in other borrowings from financial institutions		-	-
Interest paid	21	(345.865)	(236.509)
Interest earned	21	659.060	408.272
Income taxes		(49.027)	(23.947)
Repayment of other borrowings		(1.587)	(302)
Net cash flows used in operating activities		**(81.135)**	**(140.175)**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment		(10.783)	(5.611)
Sale of property, plant and equipment		1.302	589
Proceeds from sale of assets received in lieu of payment		2.931	3.305
Net cash flows used in investing activities		**(6.550)**	**(1.717)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Debt issued		411.907	502.529
Redemption of debt issued		(230.400)	(29.330)
Capital increase		-	292.501
Dividends paid	20	(88.403)	(60.040)
Net cash flows provided by financing activities		**93.104**	**705.660**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**5.419**	**563.768**
Cash and cash equivalents at beginning of period		1.327.476	733.020
Cash and cash equivalents at end of period	5	1.332.895	1.296.788
Net increase in cash and cash equivalents		**5.419**	**563.768**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 1 -  GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information – CorpBanca and its Subsidiaries

CorpBanca is incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). The Bank’s objective is to execute and enter into all acts, contracts, transactions or businesses permitted by the General Banking Law, notwithstanding its ability to broaden or restrict its sphere of action, without modifying its by-laws, based on legal provisions issued in the future. This basis ranges from individuals to large corporations.

Since 2004, CorpBanca has been regulated by the United States Securities and Exchange Commission ("SEC") because it is listed on the New York Stock Exchange ("NYSE") through an American Depository Receipt ("ADR") program.

Its legal domicile is Huérfanos 1072, Santiago, Chile and its website is www.corpbanca.cl.

i)  Our History

CorpBanca is the oldest private bank currently operating in Chile. It was founded as Banco de Concepción in 1871 by a group of neighbors in Concepción led by Mr. Aníbal Pinto, who would later become President of Chile. In 1971, control of the Bank was transferred to the Chilean Development Corporation (Corporación de Fomento de la Producción or CORFO). That same year, it acquired Banco Francés and Banco Italiano in Chile, which enabled it to expand to Santiago. Between 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia. In November 1975, CORFO sold its shares of the Bank to private investors, who took control of the Bank in 1976. In 1980, its name changed to Banco Concepción.

In 1983, Banco Concepción came under the control of the Chilean Superintendency of Banks, until 1986 when it was acquired by the National Mining Society (Sociedad Nacional de Minería or SONAMI). At this point, the Bank took a special interest in financing small and medium-sized mining interests, increasing its capital and selling part of its high-risk portfolio to the Chilean Central Bank.

In 1996, a group of investors led by Mr. Álvaro Saieh Bendeck acquired a majority interest in Banco Concepción. Following this change of ownership, the new controller took significant measures to improve risk management, enhance operating efficiency and expand operations. These measures included strict provisioning, cost reductions, technological enhancements and increases in productivity. As part of these efforts, the Bank changed its name to “CorpBanca” and assembled a team of directors and executives with broad experience in the Chilean financial services industry.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Since 1998, the Bank has considerably expanded its operations both through organic growth and by acquiring the consumer loan divisions of Corfinsa de Banco Sud Americano (presently Scotiabank Chile) and Financiera Condell S.A. In this context, it also began international expansion efforts in 2009 by opening a branch in New York, followed by a representation office in Madrid in 2011. It then acquired the Colombian banking subsidiary of Banco Santander España during the first half of 2012, which is now called Banco CorpBanca Colombia S.A.

In line with its growth and international expansion strategies, CorpBanca Colombia signed an agreement to acquire up to 100% of the shares of Helm Bank S.A. and all of its controlled subsidiaries. To date, it has acquired 99.78% of the total shares and controls that bank and its subsidiaries. This transaction also involved the direct acquisition by CorpBanca (Chile) of an 80% interest in Helm Corredor de Seguros S.A., which operates in Colombia. After closing this transaction, Helm Bank and Banco CorpBanca merged to operate as one bank (June 2014).

ii)  CorpBanca Today

CorpBanca—controlled by the Saieh Group with a 51.4093% ownership interest—is a commercial bank headquartered in Chile that also has operations in Colombia and Panama. It also has a branch in New York and a representation office in Madrid. As of June 30, 2014, it has total consolidated assets of MCh$19,679,351 (MUS$35,599) and capital of MCh$1,874,688 (MUS$3,391). It offers universal banking products targeted towards both retail customers and large and medium-sized companies. The banking business is complemented by subsidiaries engaged in securities and insurance brokerage, trust services, asset management and financial advisory services. Its outstanding performance over the last 15 years has made it today Chile’s fourth largest private bank (as of May 2014 it had market share in Chile of 7.51%). For the twelve-month period ended May 2014, the Bank reported return on average equity (RoAE) of 13.5%—affected by an increase of over US$1,300 million in its capital base in the period from June 2012 to January 2013—and a Basel Index of 12.9%. This solvency enabled it to acquire Banco Santander Colombia (currently Banco CorpBanca Colombia) in mid-2012 in a transaction that also involved the Santo Domingo Group, one of the most important economic groups in the Americas. In early August 2013, CorpBanca also acquired the operations of Helm Bank in Colombia, Panama and the Cayman Islands. As part of its regional expansion process, on January 29, 2014, CorpBanca and CorpGroup signed an agreement with Itaú-Unibanco and Itaú Chile in which the banks agreed to merge operations in Chile and Colombia. The merger of CorpBanca-Itaú Chile is subject to regulatory approval in Chile, Brazil, Colombia, Panama and the United States. The merged bank will be the fourth largest private bank in Chile with US$46 billion in consolidated assets, US$35 billion in loans and US$28.8 billion in deposits. With this greater scale, the new bank will be able to take advantage of diverse cross-selling opportunities and access funds at a lower cost. The new bank's capital will be fortified with a capital increase of US$652 million that Itaú Unibanco will inject into Itaú Chile before the merger.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

iii)  CorpBanca and Subsidiaries

CorpBanca and its subsidiaries (collectively referred to hereinafter as the “Bank” or “CorpBanca”) offer commercial and consumer banking services as well as other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and asset management and related transactions in Chile and Colombia. The following section summarizes the history of its subsidiaries and/or branches in Chile and abroad:

Parent Company and Subsidiaries in Chile

Banco CorpBanca. The Parent Company is a diverse group of entities that are engaged in different activities. As a result, CorpBanca must prepare consolidated financial statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others. The domestic and foreign markets where the Bank does business are described in subsequent sections.

CorpBanca Corredores de Bolsa S.A. This subsidiary was incorporated by public instrument on January 27, 1993. It is engaged in securities brokerage transactions as a securities broker as stipulated in Law 18,045, article 24, notwithstanding complementary activities that the Superintendency of Securities and Insurance (SVS) authorizes for securities brokers. The subsidiary was registered in the SVS Registry of Securities Brokers and Agents under No. 160 on May 11, 1993.

CorpBanca Administradora General de Fondos S.A. This subsidiary was incorporated by public instrument on December 23, 1986 and approved by the SVS on March 20, 1987, in Ruling No. 034. The original company later changed its name to the current name. It is engaged exclusively in managing mutual funds governed by D.L. No. 1,328 of 1976 (the Mutual Fund Law), investment funds governed by Law No. 18,815, foreign capital investment funds governed by Law 18,657, housing funds governed by Law 19,281 and any other type of fund that comes to be supervised by the SVS, and providing complementary services authorized by the SVS, all in the terms defined in article 220 of Law 18,045 (the Securities Market Law), as well as managing any other type of fund authorized by current or future law. As of the date of these consolidated financial statements, the subsidiary manages 26 mutual funds and eight private investment funds.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

CorpBanca Asesorías Financieras S.A. This subsidiary was incorporated on January 27, 1992, as a privately-held corporation. It provides financial advisory services that complement the banking business. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

CorpBanca Corredores de Seguros S.A. This subsidiary was incorporated on September 8, 1996, signed before Notary Public Kamel Saquel Zaror. The subsidiary is engaged in commissioned brokerage of general and life insurance contracts and is solely excluded from brokering social security insurance, with any national insurance company located in the country and providing advisory and consulting services related to insurance and real estate and property investment. It is regulated by the SVS.

CorpLegal S.A. This subsidiary was incorporated on March 9, 2007, as a privately-held corporation. It is engaged in providing all types of professional advisory services on legal matters to CorpBanca, its subsidiaries and/or their customers related to transactions involving these parties. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

CorpBanca Agencia de Valores S.A. This subsidiary was incorporated on November 16, 2009, as recorded in a public instrument granted before Gustavo Montero Marti, Acting Notary Public for the Forty-Eighth Notary of Santiago, José Musalem Saffie. It began operating on December 2, 2009. The subsidiary was registered in the SVS Registry of Securities Brokers and Agents under No. 200 on February 23, 2010. It is engaged in securities brokerage transactions as a securities agent as stipulated in Law 18,045, article 24, and may also provide complementary activities that the SVS authorizes for securities agents.

SMU CORP S.A. This subsidiary was incorporated in Santiago on September 2, 2009, as recorded in public instrument, and began operating on June 30, 2010. Its capital was fully paid on October 10, 2010. It is engaged in issuing, operating and managing credit cards to be used to grant credit to customers of the Unimarc supermarket chain in its own stores. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

Subsidiaries in the United States

CorpBanca New York Branch This branch began operating on May 4, 2009, with a banking license issued by authorities from the State of New York. Its mission is to satisfy the international financial needs of the Bank’s customers with high service quality standards, personalized customer service and competitive, value-added products from the world's financial headquarters. It is focused on commercial banking, providing banking services in the United States for customers of its parent company, CorpBanca, as well as providing working capital and financing to corporations in Latin America. The entity reports directly to its parent company.

CorpBanca Securities INC. This subsidiary is a broker-dealer. Its mission is to enhance the value offering for customers of CorpBanca NY, CorpBanca Chile and CorpBanca Colombia. It provides portfolio management and securities brokerage services, among other services.

The opening of a broker-dealer in the United States will provide the Bank’s customers with the possibility to operate in a foreign market with more developed financial systems, enabling direct, higher quality monitoring of investments that are presently conducted through other international broker-dealers.

In the United States, a broker-dealer is regulated by the Securities and Exchange Commission (“SEC”) and must belong to a self-regulatory organization (“SRO”).  Most broker-dealers are members of the Financial Industry Regulatory Authority (“FINRA”). Broker-dealers that carry out securities transactions only on domestic securities markets can opt to be members of FINRA, which has jurisdiction only over the firms that are members and their associated persons.

This company was founded on May 13, 2014. As of July 2014, the company had received authorization from the SEC, the State of New York and FINRA but was still awaiting authorization from the Federal Reserve System in order to begin operating.

Subsidiaries in Colombia and Other Countries

Banco CorpBanca Colombia S.A. (Formerly Banco Santander Colombia, S.A.) Privately-held corporation established by public instrument No. 721 on October 5, 1912. Its main headquarters are in the city of Bogota, D.C., Colombia. It is engaged in raising funds through checking account, demand and time deposits in order to provide loans. It may also enter into acts and make investments as legally authorized for banking establishments. CorpBanca Chile has a 66.2787% ownership interest in this subsidiary.

CorpBanca Investment Valores S.A. Comisionista de Bolsa, Subsidiary of Banco CorpBanca Colombia S.A., with an ownership interest of 94.94% (since September 1997), which performs investment banking and securities brokerage activities, domiciled in Bogota.

CorpBanca Investment Trust Colombia S.A. Sociedad Fiduciaria (subsidiary of Banco CorpBanca Colombia S.A. since June 2012 with a 94.5009% ownership interest), that is mainly engaged in acts, contracts and transactions involving investment, management, guarantee and real estate trusts. (In February 2013, CorpBanca Chile acquired a direct interest of 5.499% in this company.)

The latter institutions are regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.

Banco CorpBanca Colombia S.A.’s strategy focuses on: (i) selective growth; (ii) low risk and high provision coverage and (iii) ample liquidity and adequate capitalization. As of June 30, 2014, its consolidated assets totaled MCh$8,075,020 (MUS$14,607) and its consolidated loan portfolio totaled MCh$5,945,225 (MUS$ 10,755), with 69% commercial loans and 31% consumer loans. As of June 30, 2014, Banco CorpBanca Colombia posted annualized return on equity of 10.2%—affected by an increase of US$1.0 billion in its capital base in August 2013 as compared to historical levels—and a Basel Index of 22.0% as of May 2014.

In June 2014, CorpBanca Colombia and Helm Bank merged. For more information, see Note 3 – Material Events.

Helm Fiduciaria S.A. This subsidiary is a financial services corporation that is engaged in providing trust services and, in general, performing all transactions legally allowed for trust companies based on the requirements, restrictions and limitations of Colombian law.

Helm Bank S.A. (Panama). This subsidiary is organized under the law of the Republic of Panama and has been operating since April 15, 1998, in that country with an international license granted by the Superintendency of Banks through Ruling 2297 of October 17, 1997, that also allows it to conduct banking business abroad.

Helm Comisionista de Bolsa S.A. This subsidiary carries out the activities particular to a securities brokerage firm based on the legal requirements, especially Ruling No. 400 of 1995 (Sole Ruling), issued by the Financial Superintendency.

Helm Bank Cayman (Liquidated in June 2014). Corporation engaged in providing financial services. The company may engage in any act not prohibited by Cayman Islands banking regulations and carry out banking business of any type, except for customers that are residents of the Cayman Islands. See Note 3 – Material Events, Helm Bank Cayman.

Helm Corredor de Seguros S.A. Insurance broker with more than 20 years experience in the Colombian insurance market. It is committed to structuring and managing insurance policies for its customers in accordance with the principles of transparency, innovation, quality, professionalism, technical competence and responsibility.

Helm Casa de Valores (Panama). Entity engaged in the following transactions:

a)	Operating on stock markets or engaging in over-the-counter trading; purchasing and selling assets or cash on its own behalf or that of third parties in order to invest them in securities.
b)	Managing asset or cash portfolios for third parties to invest them in securities.
c)
Providing information and advisory services on securities brokerage, finance, structuring asset portfolios, acquisitions, mergers, splits and other stock market transactions, promoting sources of funding for individuals or legal or state-owned entities.

d)	In general, carrying out all activities permitted for Securities Brokerage Houses.
e)	Carrying out all business of an investment company.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Periods Covered

These consolidated financial statements cover the periods ended June 30, 2014 and 2013 and December 31, 2013.

b)	Basis of Preparation of the Consolidated Financial Statements

These consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the consolidated financial statements contain information in addition to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income for the Period, the Consolidated Statements of Other Comprehensive Income for the Period, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

In accordance with Chapter C-2 Interim Statements of Financial Position of the SBIF Compendium of Accounting Standards, the notes contained in these financial statements have been prepared in accordance with International Accounting Standard No. 34 “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB).

IAS 34 establishes that interim financial reporting is prepared mainly with the intent to update the contents of the most recent annual consolidated financial statements, placing emphasis on the new activities, events and circumstances that have occurred during the six-month period following the most recent period-end and not duplicating the information published previously in the most recent consolidated financial statements.

As a result, these financial statements do not include all of the information required in the complete consolidated financial statements prepared in accordance with international accounting and financial reporting standards issued by the IASB. Therefore, for a proper understanding of the information included in these financial statements, they should be read together with the annual consolidated financial statements of CorpBanca and subsidiaries for the immediately preceding period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

c)	Consolidation Criteria

These consolidated financial statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (New York Branch and Controlled Entities and Subsidiaries) that participate in the consolidation as of June 30, 2014 and 2013 and December 31, 2013, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the consolidated financial statements.

The same accounting policies, presentation and calculation methods applied in preparing the Group's financial statements for the year ended December 31, 2013, were used in these consolidated interim financial statements, except for the amendments to the standards described in letter h) below.

For consolidation purposes, the financial statements of the New York companies have been converted to Chilean pesos at the exchange rate of Ch$552.81 per US$1 as of June 30, 2014 (Ch$507.89 per US$1 as of June 30, 2013, and Ch$526.41 per US$1 as of December 31, 2013). The Colombian subsidiaries have used the exchange rate of Ch$0.2945 per COP$1 as of June 30, 2014, (Ch$0.2637 per COP$1 as of June 30, 2013 and Ch$0.2736 per COP$1 as of December 31, 2013) in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 40.88%, 43.23%, 59.14% and 54.21% respectively, of the total assets, liabilities, income and expenses of consolidated operations1 as of June 30, 2014 (21.03%, 22.78%, 23.48% and 28.20% in 2013, respectively). Unrealized income and expenses from transactions with equity method investments are eliminated from the investment based on the entity's equity interest (as of June 30, 2014 and 2013 and December 31, 2013, the Bank did not record any such transactions).

d)	Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), CorpBanca will determine whether it is a controller by assessing its control over the investee.

CorpBanca controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

_________________________

1 The variations between 2014 and 2013 are explained by the effect of consolidating Helm Bank and subsidiaries (August 6, 2013).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Therefore, the Company controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

b)	Exposure, or rights, to variable returns from its involvement with the investee;

c)	The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee's relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

• the size of the Bank's holding of voting rights relative to the size and dispersion of holdings of other vote holders;

• potential voting rights held by the investor, other vote holders or other parties;

• rights from other contractual agreements;

• any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

It also presents non-controlling interests in the Consolidated Statement of Financial Position, within equity, separately from the equity of the owners of the parent company. Changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which CorpBanca has the ability to exercise control and, therefore, the entities that it consolidates:

_________________________

2 Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF). The remaining companies in Chile are regulated by the Superintendency of Securities and Insurance (SVS).
3 Companies regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF. The changes in shareholdings are explained in Note 3 - Material Events.
(*) Company merged with CorpBanca Colombia. See Note 3 - Material Events.
(**) Liquidated company. See Note 3 - Material Events.

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity's voting rights and is valued using the equity method.

Other factors considered in determining whether there is significant influence over an entity include representation on the board of directors and the existence of material transactions.

The Bank analyzed the equity method and decided not to use this method for banking support companies, based on the degree of significant influence exercised over these companies and not its ownership percentage.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at purchase value (historical cost). These companies are:

(a) This corresponds to investments in other companies made by the Colombian subsidiaries.
(b) This corresponds to IMERC-OTC S.A. As of December 31, 2013, CorpBanca has a 6.67% interest.

Asset Management, Trust Business and Other Related Businesses.

CorpBanca and its subsidiaries manage assets maintained in common investment funds and other investment products on behalf of investors. The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. As of June 30, 2014 and 2013, the Bank does not control or consolidate any trust businesses or other entities related to this type of business. The assets managed by CorpBanca Administradora General de Fondos S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria that are owned by third parties are not included in the consolidated financial statements.

e)	Use of Estimates and Judgment

Preparing consolidated financial statements requires that the Company’s management makes judgments, estimates and assumptions that affect the application of accounting policies and the amounts of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal  or most advantageous market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction). When market prices in active markets are available, they have been used as a valuation basis. When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations.  In estimating provisions, these regulations require provisions to be regularly assessed, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity.  Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income for the Period.  Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 “Impaired or Charged-Off Loans”. Credit risk provisions are reduced to record charge-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

•	Useful life of material and intangible assets (Notes 12, 13 and 28)
•	Valuation of goodwill (Notes 11, 12 and 28)
•	Credit risk provisions (Notes 8, 9 and 25)
•	Fair value of financial assets and liabilities (Notes 6, 7, 10 and 30)
•	Contingencies and commitments (Note 19)
•	Impairment losses for certain assets (Notes 8, 9, 10 and 28)
•	Consolidation perimeter and evaluation of control (Note 1, letter c))

During the six-month period ended June 30, 2014, there have been no significant changes in the estimates made as of year-end 2013 that differ from those included in these consolidated financial statements.

f)	Relative Importance

In determining disclosures about different financial statement items and other matters, in accordance with IAS 34 “Interim Financial Reporting”, the Bank has considered the relative importance of these items with respect to the financial statements for the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

g)	Uniformity

The accounting policies used in preparing these financial statements are consistent with the audited annual financial statements as of December 31, 2013.

h)	New Accounting Pronouncements

i)	New and Revised IFRS Effective in the Current Year:

Amendments to Standards	Effective Date
IAS 32 Financial Instruments: Presentation – Clarified Requirements for Offsetting of Financial Assets and Financial Liabilities	Annual periods beginning on or after January 1, 2014
Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosure of Interests in Other Entities; and IAS 27, Separate Financial Statements	Annual periods beginning on or after January 1, 2014
IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets	Annual periods beginning on or after January 1, 2014
IAS 39 Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting	Annual periods beginning on or after January 1, 2014

New Interpretations
IFRIC 21 Levies	Annual periods beginning on or after January 1, 2014

Amendment to IAS 32 Financial Instruments: Presentation

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (FASB) undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosure of Interests in Other Entities; and IAS 27, Separate Financial Statements

On October 31, 2012, the IASB published Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27), providing an exemption for the consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities that meet the definition of an "investment entity", such as certain investment funds. Instead, such entities would measure their investments in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9 Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement.

The amendments also require additional disclosure about why the entity is considered an investment entity, details of the entity's unconsolidated subsidiaries and the nature of the relationship and certain transactions between the investment entity and its subsidiaries. The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Amendments to IAS 36 Impairment of Assets

On May 29, 2013, the IASB published Amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets. The publication of IFRS 13 Fair Value Measurement amended certain disclosure requirements in IAS 36 Impairment of Assets with respect to measuring the recoverable amount of impaired assets. However, one of the modifications to the disclosure requirements was more extensive than originally intended. The IASB has rectified this with the publication of these amendments to IAS 36.

The amendments to IAS 36 removed the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of the goodwill or intangible assets with indefinite useful lives allocated to that unit (or group of units) was significant compared with the total carrying amount of goodwill or intangible assets with indefinite useful lives of the entity. The amendments require an entity to disclose the recoverable amount of an individual asset (including goodwill) or a cash-generating unit to which the entity recognized or reversed impairment during the reporting period. An entity shall disclose information about the fair value less costs to sell of an individual asset, including goodwill, or a cash-generating unit to which the entity recognized or reversed an impairment loss during the reporting period, including: (i) the level of the fair value hierarchy (IFRS 13); (ii) the valuation techniques used to measure fair value less costs to sell; and (iii) the key assumptions used in fair value measurement categorized within "Level 2" and "Level 3" of the fair value hierarchy. In addition, an entity should disclose the discount rate used when an entity recognized or reversed an impairment loss during the reporting period and the recoverable amount should be based on the fair value less costs to sell determined using a present value valuation technique. The amendments should be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Amendments to IAS 39 Financial Instruments: Recognition and Measurement

On June 27, 2013, the IASB published Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting. This modification permits the continuation of hedge accounting (under IAS 39 and the next chapter on hedge accounting in IFRS 9) when a derivative is novated to a central counterparty and certain conditions are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty must happen as a consequence of laws or regulations or the introduction of laws or regulations. The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IFRIC 21 Levies

On May 20, 2013, the IASB issued IFRIC 21 Levies. This new interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This interpretation defines a levy as "a resource outflow involving future economic benefits that are imposed by governments on entities in accordance with the law". Taxes within the scope of IAS 12 Income Taxes are excluded from the scope as well as fines and penalties. Payments to governments for services or the acquisition of an asset under a contractual agreement are also excluded. That is, the tax should be a non-reciprocal transfer to a government when the tax paying entity does not receive goods or services in return. For the purposes of the interpretation, "government" is defined in accordance with IAS 20 Accounting for Government Grants and Disclosures of Government Assistance.

When an entity acts as an agent of a government to collect a tax, the cash flows received from the agency are outside the scope of this interpretation. This interpretation identifies the event that gives rise to the obligation to recognize a liability, which is the payment of tax in accordance with the relevant legislation. IFRIC 21 provides the following guidance on recognition of a liability to pay levies: (i) the liability is recognized progressively if the obligating event occurs over a period of time; (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. The interpretation is applicable retrospectively for annual periods beginnings on or after January 1, 2014.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

ii)	New and Revised IFRS Issued but not yet Effective:

New Standards	Effective Date
IFRS 9 Financial Instruments	Annual periods starting on or after January 1, 2018
IFRS 14 Regulatory Deferral Account	Annual periods starting on or after January 1, 2016
IFRS 15 Revenue from Contracts with Customers	Annual periods starting on or after January 1, 2017

Amendments to Standards	Effective Date
IAS 19 Employee Benefits - Defined Benefit Plans: Employee Contributions	Annual periods starting on or after July 1, 2014
Annual Improvements Cycle 2010-2012 - Amendments to Six IFRS	Annual periods starting on or after July 1, 2014
Annual Improvements Cycle 2011-2013 - Amendments to Four IFRS	Annual periods starting on or after July 1, 2014
Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)	Annual periods starting on or after January 1, 2016
Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38).	Annual periods starting on or after January 01, 2016
Agriculture: Bearer Plants (amendments to IAS 16 and IAS 41)	Annual periods starting on or after January 01, 2016

IFRS 9 Financial Instruments

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets and is effective from January 1, 2013, with early adoption permitted. IFRS 9 specifies how an entity should classify and measure its financial assets. This standard requires that all financial assets be classified on the basis of an entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. Additionally, on October 28, 2010, the IASB published a revised version of IFRS 9. The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first part of Phase 1 of the IASB's project to replace IAS 39. The other phases (impairment and hedge accounting), are not yet completed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The guidance included in IFRS 9 on the classification and measurement of financial liabilities is unchanged from the classification criteria for financial liabilities currently contained in IAS 39. In other words, financial liabilities will continue to be measured either wholly, or in part, at amortized cost or at fair value through profit or loss (FVTPL). The concept of bifurcating embedded derivatives from a financial liability host contract also remains unchanged. Financial liabilities held for trading would continue to be measured at FVTPL, and all other financial liabilities would be measured at amortized cost unless the fair value option is applied, using the existing criteria in IAS 39.

However, there are two differences compared to IAS 39:

•	The presentation of the effects of changes in fair value attributable to a liability's credit risk; and

•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

On December 16, 2011, the IASB issued Mandatory Effective Date and Transitional Disclosures, deferring the mandatory effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after January 1, 2013. The amendments modify the requirements for transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. Furthermore, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period containing the date of initial application of IFRS 9.

On November 19, 2013, the IASB issued a revised version of IFRS 9, which introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The revised version of IFRS 9 permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity's own credit risk can be presented in other comprehensive income rather than within profit or loss. The mandatory implementation of IFRS 9 (2013), IFRS 9 (2010) and IFRS 9 (2009) is for annual periods beginning on or after January 1, 2018.

In accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards, this standard cannot be applied early and, moreover, must not be applied until the SBIF makes use mandatory for all banks.

IFRS 14 Regulatory Deferral Account

On January 30, 2014, the IASB issued IFRS 14 Regulatory Deferral Accounts. This standard is applicable to first-time adopters of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous generally accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income. IFRS 14 is effective for an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014, the IASB has published its new standard, IFRS 15 Revenue from Contracts with Customers.  At the same time, the Financial Accounting Standards Board (FASB) has published its equivalent revenue standard, ASU 2014-09.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers: i) identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 must be applied in an entity's first annual IFRS financial statements for periods beginning on or after January 1, 2017.  Application of the standard is mandatory and early adoption is permitted.  An entity that chooses to apply IFRS 15 earlier than January 1, 2016 must disclose this fact.

Management is still in the process of evaluating the potential impact of these amendments.

Amendment to IAS 19 Employee Benefits

On November 21, 2013, the IASB amended IAS 19 (2011) Employee Benefits to clarify the requirements that related to how contributions from employees or third parties that are linked to service should be attributed to periods of service. The amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Other contributions by employees or third parties are required to be attributed to periods of service either using the plan’s contribution formula or on a straight-line basis. The amendments are effective for periods beginning on or after July 1, 2014, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Annual Improvements Cycle 2010 - 2012

IFRS	Topic	Amendment
IFRS 2 Share-based Payments	Definition of vesting condition
Appendix A 'Defined terms' to IFRS 2 was amended to (i) change the definitions of 'vesting condition' and 'market condition' and (ii) add definitions for 'performance condition' and 'service condition' which were previously included within the definition of 'vesting condition'.
The amendments clarify that: (a) a performance target can be based on the operations of the entity or another entity in the same group (i.e. a non-market condition) or on the market price of the equity instruments of the entity or another entity in the same group (i.e. a market condition); (b) a performance target can relate either to the performance of the entity as a whole or to some part of it (e.g. a division or an individual employee); (c) a share market index target is a non-vesting condition because it not only reflects the performance of the entity, but also of other entities outside the group; (d) the period for achieving a performance condition must not extend beyond the end of the related service period; (e) a condition needs to have an explicit or implicit service requirement in order to constitute a performance condition (rather than being a non-vesting condition); (f) a market condition is a type of performance condition, rather than a non-vesting condition; and (g) if the counterparty ceases to provide services during the vesting period, this means it has failed to satisfy the service condition, regardless of the reason for ceasing to provide services.
The amendments apply prospectively to share-based payment transactions with a grant date on or after July 1, 2014, with earlier application permitted.

IFRS 3 Business Combinations	Accounting for contingent consideration in a business combination
The amendments clarify that contingent consideration that is classified as an asset or liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit and loss. Consequential amendments were also made to IFRS 9, IAS 39 and IAS 37. The amendments apply prospectively to business combinations for which the acquisition date is on or after July 1, 2014. Earlier application is permitted.

IFRS 8 Operating Segments	Aggregation of operating segments
The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have 'similar economic characteristics'. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

Reconciliation of the total of the reportable segments' assets to the entity's assets
The amendment clarifies that a reconciliation of the total of the reportable segments' assets to the entity's assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier adoption permitted.

IFRS 13 Fair Value Measurement	Short-term receivables and payables
The Basis for Conclusions was amended to clarify that the issuance of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of not discounting is immaterial.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

IAS 16 Property, Plant and Equipment IAS 38 Intangible Assets	Revaluation method: proportionate restatement of accumulated amortization
The amendments remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended requirements clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted. An entity is required to apply the amendments to all revaluations recognized in the annual period in which the amendments are first applied and in the immediately preceding annual period. An entity is permitted, but not required, to restate any earlier periods presented.

IAS 24 Related Party Disclosures	Key management personnel
The amendments clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity must disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required. The amendments apply for periods beginning on or after July 1, 2014, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Annual Improvements Cycle 2011 - 2013

IFRS	Topic	Amendment
IFRS 1 First-time Adoption of IFRS	Meaning of "effective IFRS"
The Basis for Conclusions was amended to clarify that a first-time adopter is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early application. If an entity chooses to early apply a new IFRS, it must apply that new IFRS retrospectively throughout all periods presented unless IFRS 1 provides an exemption or an exception that permits or requires otherwise. Consequently, any transitional requirements of that new IFRS do not apply to a first-time adopter that chooses to apply that new IFRS early.

IFRS 3 Business Combinations	Scope exception for joint ventures	The scope section was amended to clarify that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.
IFRS 13 Fair Value Measurement	Scope of portfolio exception (paragraph 52)
The scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, an accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32. Consistent with the prospective initial application of IFRS 13, the amendment must be applied prospectively from the beginning of the annual period in which IFRS 13 was initially applied.

IAS 40 Investment Property	Interrelationship between IFRS 3 and IAS 40
IAS 40 was amended to clarify that this standard and IFRS 3 Business Combinations are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40 and (b) the transaction meets the definition of a business combination under IFRS 3. The amendment applies prospectively for acquisitions of investment property in periods commencing on or after July 1, 2014. An entity is only permitted to adopt the amendments early and/or restate prior periods if the information to do so is available.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

On May 6, 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11). These amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

It amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:
•	Apply all of the business combinations accounting principles in IFRS 3 and other IFRS, except for those principles that conflict with the guidance in IFRS 11;
•	Disclose the information required by IFRS 3 and other IFRS for business combinations.

The amendments are effective for annual periods beginning on or after January 1, 2016.  Earlier application is permitted but corresponding disclosures are required.  The amendments apply prospectively.

Management is still in the process of evaluating the potential impact of these amendments.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38).

On May 12, 2014, the IASB published Clarification of Acceptable Methods of Depreciation and Amortization (amendments to IAS 16 and IAS 38).  The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated.  They are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Agriculture: Bearer Plants (amendments to IAS 16 and IAS 41)

On June 30, 2014, the IASB published Agriculture: Bearer Plants (amendments to IAS 16 and IAS 41).  The amendments bring bearer plants, which are used solely to grow produce, into the scope of IAS 16 so that they are accounted for in the same way as property, plant and equipment. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

It amends IAS 16 Property, Plant and Equipment and IAS 41 Agriculture to.

•
Include 'bearer plants' within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16;

•
Introduce a definition of 'bearer plants' as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales;

•	Clarify that produce growing on bearer plants remains within the scope of IAS 41.

 Management is still in the process of evaluating the potential impact of these amendments.

NOTE 2 -	ACCOUNTING CHANGES

During the six-month period ended June 30, 2014, no significant accounting changes have occurred that affect the presentation of these consolidated financial statements.

NOTE 3 -	MATERIAL EVENTS

As of June 30, 2014, the following material events affecting the operations of the Bank and its subsidiaries or the consolidated financial statements have occurred:

CORPBANCA

a. Board of Directors

On April 7, 2014, Mr. Francisco León Délano submitted his resignation as director of CorpBanca.
As indicated in his letter of resignation, this decision was made in order to take a position on the board of a capital markets entity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

b. Possible Business Combination

On January 20, 2014, as a result of an inquiry from the Colombian financial regulator regarding our subsidiary in that country, the Bank updated and informed the Chilean superintendencies of the process being carried out by CorpBanca to potentially merge its business with other banking entities, indicating the following:

•
Through a ruling from the Colombian Financial Superintendency, the regulator requested that CorpBanca inform it of "the progress by its controller regarding any information that should be made public regarding merger alternatives for its businesses in Chile and abroad."

•
In response to this request for information, CorpBanca instructed its subsidiary Banco CorpBanca to inform the Colombian Financial Superintendency that negotiations have moved forward, but no agreement has been signed, either preliminary or final (except for non-disclosure agreements).

c. Strategic Partnership between Itaú-Unibanco and CorpBanca

On January 29, 2014, a "Transaction Agreement" with signed by CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (these last two together “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, by virtue of which these parties have agreed to a strategic partnership of their operations in Chile and Colombia, subject to prior authorization from the corresponding regulators and the shareholders of CorpBanca and Banco Itaú Chile, as indicated below.

This strategic partnership will be structured as a merger of CorpBanca and Banco Itaú Chile in conformity with the aforementioned Transaction Agreement, detailed as follows:

1.
Prior Acts. CorpGroup will dispose of the shares it directly or indirectly holds in CorpBanca, equivalent to 1.53% of the share capital of that bank and Banco Itaú Chile will increase its capital by US$652 million, by issuing shares that will be fully subscribed and paid by a fully-owned (direct or indirect) subsidiary of Itaú-Unibanco.

2.
Merger. The merger of CorpBanca and Banco Itaú Chile, by which CorpBanca will absorb Banco Itaú Chile to form an entity called "Itaú-CorpBanca", will be submitted for approval from the shareholders of both entities at extraordinary shareholders' meetings.  If the merger is approved, 172,048,565,857 shares of CorpBanca will be issued, representing 33.58% of the share capital of the merged bank, which will be distributed among the shareholders of Banco Itaú Chile. The current shareholders of CorpBanca will maintain 66.42% of the share capital of the merged bank. Thus, the number of shares will increase from 340,358,194,234 to 512,406,760,091 shares, which will be fully subscribed and paid.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

3.
Control. As a result of the merger, Itaú-Unibanco will become a shareholder of CorpBanca and, as a result of the exchange of shares for this merger, will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets, with CorpGroup conserving a considerable interest of 32.92% in the merged entity, while 33.5% will be held by the market.

4.
Colombia. In order to strengthen and consolidate the Bank's operations in Colombia, subject to applicable restrictions under Colombian law, the merged bank will own 66.39% of the shares of Banco CorpBanca Colombia S.A., and will make an offer to acquire the remaining 33.61% of the shares that it does not own. This portion includes 12.38% currently owned indirectly by CorpGroup, which has committed to selling those shares. The price per share to be offered by Itaú-CorpBanca will be equal for all shareholders and be based on the valuation of Banco CorpBanca Colombia S.A. for the share exchange for the merger. The price for the 33.61% interest in Banco CorpBanca Colombia S.A., in the event it is sold, will be US$894 million.  For the same purpose, Itaú-CorpBanca will acquire Itaú BBA Colombia S.A., Corporación Financiera, the entity through which Itaú-Unibanco does business in that country. The price to be paid will be book value, based on the most recent financial statements reported to the Colombian banking regulator.

5.
Course of Business. Between the signing of the Transaction Agreement and the execution of the merger, the parties have agreed that both CorpBanca and Banco Itaú Chile have certain restrictions during that period, which consist fundamentally of continuing to conduct business in a way substantially similar to how they have been conducting business up to this point. The parties expect to close the transaction in Chile during 2014.

6.
Shareholder Agreement. The Transaction Agreement also indicates that when the transaction is closed in Chile, CorpGroup and Itaú-Unibanco will sign a shareholder agreement to regulate certain matters regarding the exercise of their political rights in Itaú-CorpBanca and matters regarding the transfer of shares:

▪
The agreement will establish that the board of directors of the merged bank be comprised of 11 standing members and 2 alternates. Of the directors that may be elected by the shareholder agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco,  based on its shareholding and the remaining directors will be proposed by CorpGroup. The chairman will be proposed by CorpGroup and the CEO by Itaú-Unibanco. The majority of directors serving on committees will be proposed by Itaú-Unibanco, based on its shareholding.

▪
Likewise, subject to current regulations, CorpGroup undertakes to exercise its political rights in alignment with Itaú-Unibanco. CorpGroup will grant in favor of Itaú-Unibanco a pledge over 16% of the assets of the merged bank to guarantee the obligations undertaken in the shareholder agreement, with CorpGroup maintaining the right to exercise its political and economic rights that emanate from the pledged shares.

▪
It will reflect the intention of the parties in the sense that the merged bank distribute all available profits for each year after ensuring certain capital adequacy levels so that Itaú-CorpBanca complies fully with regulatory requirements and industry best practices.

▪	It will also impose certain non-complete obligations on CorpGroup and Itaú-Unibanco with respect to the merged bank.

▪
Lastly, regarding the share transfer, it will establish a right of first offer, a right to join third-party sales and the obligation to join third-party sales. It will also establish in favor of CorpGroup a sale and purchase right over 6.6% of the shares of the merged bank as a short-term liquidity mechanism, and a sale right as an alternative to keeping its interest in the merged bank. In both cases, the price will be market price with no premium, and will favor, as a first option, sales on the market through the Santiago Stock Exchange.

The close of the transaction contemplated in the Transaction Agreement is subject to obtaining the relevant regulatory authorizations as well as approval of the merger from shareholders of CorpBanca and Banco Itaú Chile in the respective extraordinary shareholders' meetings that will be called to approve the merger.

The signing of the Transaction Agreement was approved by the Board of Directors of CorpBanca, based on a favorable report from the Directors' Committee, complying with the other requirements established in Section XVI "On Operations with Related Parties Involving Publicly-Held Corporations and their Subsidiaries" in Law 18,046 on Corporations.

The merger between the Bank's subsidiaries, Banco CorpBanca Colombia S.A., as the absorbing entity, and Helm Bank S.A., as the absorbed entity, was formalized in a public instrument dated June 1, 2014.

As a result of this merger, Helm Bank S.A. was dissolved without being liquidated and absorbed by Banco CorpBanca Colombia S.A., which acquired all of the assets and liabilities of the absorbed entity.

The merger instrument was recorded in the Colombian Chamber of Commerce.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

d.   Profit Distribution

In a meeting of CorpBanca's board of directors of held February 20, 2014, the board agreed to publicly communicate, as material events, the following matters:

▪
The board agreed to convene an ordinary general shareholders’ meeting on March 13, 2014, in order to conduct routine business, as well as, among other items, approve the financial statements for 2013 that report profit of MCh$155,093 and approve the board’s proposal to distribute MCh$88,403 in earnings, representing 57% of 2013 profit for the year, which translates into a dividend of Ch$0.2597360038 per share to be distributed among all 340,358,194,234 shares issued by the Bank.

If approved, these dividends will be paid once the shareholders' meeting has concluded.

If the terms indicated above are approved, all shareholders registered in the shareholders’ registry at least five business days prior to the date of payment shall be entitled to receive dividends.

e. Cartica Demand Management, LLC

CorpBanca was named as a defendant in shareholder litigation captioned Cartica Management, LLC, et al. v. Corpbanca S.A., et al., Case No. 1:14-cv-02258-PKC, filed in United States District Court for the Southern District of New York on April 1, 2014.  Other defendants include Mr. Saieh Bendeck and his holding companies Corp Group Banking S.A. and Saga, CorpBanca’s directors, and Banco Itaú Chile and Itaú Unibanco Holdings, S.A.  Plaintiffs, minority shareholders who own ADRs and other common shares, seek injunctive and declaratory relief for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5, Section 20(a) of the Exchange Act, and Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-5 relating to purported misrepresentations and omissions of facts concerning the pending Itaú Merger.  Plaintiffs filed an Amended Complaint seeking damages for an additional claim for common law fraud on June 12, 2014, following the filing of pre-motion letters on behalf of defendants that raised deficiencies in the complaint.  On June 24, 2014, Defendants filed motions to dismiss all claims.  That same day, Plaintiffs moved to lifted the automatic stay of discovery imposed by the Private Securities Litigation Reform Act (“PSLRA”).

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Board of Directors

In an ordinary meeting (No. 282) of the board of directors held May 23, 2014, the board accepted the resignation of the following directors: Pablo De la Cerda Merino, Andrés Garcia Lagos and Gerardo Schlotfeldt Leighton.

In the same meeting, in accordance with article 71 of the Corporations Regulations, the following directors were appointed to replace them: Cristian Canales Palacios, Carlos Ruiz de Gamboa Riquelme and Eugenio Gigogne Miqueles. Lastly, as one of the resigning directors served as the vice-chairman of the board, Cristian Canales Palacios was elected the new vice-chairman.

b.	Profit Distribution

a) At the twenty-ninth ordinary general shareholders’ meeting held on March 12, 2014, the shareholders approved the financial statements and annual report as of December 31, 2013. At the same meeting, the Chairman proposed to shareholders that all profits for the year ended 2013, totaling MCh$ 2,603, be distributed as dividends. The proposal was unanimously approved by those shareholders present, agreeing to authorize the board of directors to decide when these dividends will be paid during 2014.

c.	Market Adjustment, Type 1 Fund, Corp Oportunidad.

In accordance with SVS Ruling No. 1,990 (Section II, letter a) issued on April 7, 2014, adjustments were made to the portfolio of the mutual fund known as Corp Oportunidad, which is managed by this company, because there were deviations greater than 0.1% of the value of the portfolio over its valuation using market rates.

This situation involved a variation in the value of the units for the series issued for this mutual fund and their returns between the dates indicated in the table below:

d.	Liquidation of Corp Commodities Mutual Fund

As established in SVS Exempt Resolution No. 454 from December 30, 2013, and Exempt Resolution No. 126 from April 30, 2014, regarding the order to liquidate the CORP COMMODITIES MUTUAL FUND, as well as the stages of this liquidation, CorpBanca Administradora General de Fondos S.A. informs its customers that it has taken the following steps:

•	On June 2, 2014, fund participants were informed by certified mail of the liquidation and its start date.

•	On June 2, a notice regarding the liquidation and its start date was published in the newspaper La Tercera.

•	On June 16, 2014, the subsidiary began disposing of the fund assets in the shortest period possible.

•	On June 20, 2014, funds from the disposal began to be distributed among fund participants.

On the same date, the participants were informed of the handing over and payment of the last distribution, leaving record that if they had investments in the fund and had not made any movements, they could request a cashier's check for their investments in the CorpBanca branch of their convenience until July 21, 2014.

Any amounts not claimed by participants by the deadline indicated above will be invested in indexed time deposits.

e.	Modifications to General Mutual Fund Regulations

The General Mutual Fund Regulations for CorpBanca Administradora General de Fondos S.A. were approved in Exempt Resolution No. 141 dated April 30, 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

f.	Establishment of Guarantees

On January 10, 2014, the Entity has established the following Bank Guarantees for General Fund Managers in order to guarantee faithful compliance of the company's obligations to manage third-party assets and compensation for damages resulting from non-fulfillment of these obligations in accordance with article 2262 of Law 18,045. These policies are in effect from January 10, 2014 to January 10, 2015:

_________________________________________

2 Fund managers must establish a guarantee in benefit of the fund to ensure compliance of its obligations to manage third-party assets. This guarantee must be established before the fund begins to operate until it completely ceases to exist. This guarantee will be for an initial amount of 10,000 UF and may be established in cash, or through a bank guarantee or insurance policy.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

CORPBANCA CORREDORES DE BOLSA S.A.

a.	Board of Directors

On April 28, 2014, director Alberto Selman Hasbún presented his letter of resignation, which became effective on that same date.  The subsidiary's board of directors appointed Felipe Hurtado Arnolds to replace him.

On May 23, 2014, the subsidiary's board of directors was modified, electing the following individuals: José Francisco Sánchez Figueroa as chairman, José Manuel Garrido Bouzo as vice-chairman, and Felipe Hurtado Arnolds, Américo Becerra Morales and Pablo De la Cerda Merino as directors.

b.	Profit Distribution

In the twenty-first ordinary general shareholders’ meeting held March 12, 2014, shareholders unanimously agreed to distribute profits for the year ended December 31, 2013, totaling MCh$2,206, and agreed to authorize the board of directors to determine the date these dividends will be paid to shareholders. In any case, this payment should take place during 2014.

CORPBANCA CORREDORES DE SEGUROS S.A.

a.	Board of Directors

At the seventeenth ordinary general shareholders’ meeting held April 25, 2014, shareholders agreed to distribute profits for the year 2013, of MCh$7,722, which will be prorated among shareholders based on their ownership interests. The board was authorized to determine the dates on which the dividends will be paid.

b.	Profit Distribution

At the sixteenth ordinary general shareholders’ meeting held March 8, 2013, shareholders agreed to distribute MCh$5,764 in profits for the year 2012, which will be prorated among shareholders based on their ownership interests.

c.	Capital Increase

At the extraordinary general shareholders’ meeting held on March 8, 2013, shareholders agreed to increase capital by MCh$5,764, by issuing 295,428,604 single-series shares with no par value, which were placed at a price of Ch$19.510 each and fully subscribed and paid in April 2013. Shareholdings remained the same.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

CORPBANCA AGENCIA DE VALORES S.A.

a.	Board of Directors

In an extraordinary meeting held May 14, 2014, because this subsidiary no longer engages in the activities it is authorized to conduct, the board agreed to request that it be removed from the SVS Broker and Securities Agent Registry maintained in accordance with article 24 of the Securities Market Law and General Character Standard 16.

The subsidiary was first registered on February 23, 2010, under No. 200.
To date, this subsidiary does not have any current clients and does not provide any custody services for securities on behalf of third parties or accounts payable for customers.
The request for removal was filed with the SVS on the same date.
To date, this request has not been approved by the Superintendency of Securities and Insurance.

On June 25, 2014, the subsidiary's parent company (i.e. Banco CorpBanca) requested authorization to dissolve the agency from the SBIF in accordance with Chapter 11-6 of the SBIF's Updated Compilation of Standards. The dissolution will take place through a transaction by which Banco CorpBanca will acquire the sole share in the agency held by CorpBanca Corredores de Bolsa S.A. As a result, the Bank will come to hold all of the shares of the agency and, once ten uninterrupted days have passed, the dissolution will take place in accordance with article 103 No. 2 of Law 18,046 on Corporations. To date, this request has not been approved by the Superintendency of Banks and Financial Institutions.

SMU CORP S.A.

a.	Board of Directors

At the twenty-second ordinary meeting of the subsidiary's board of directors held June 30, 2014, the board accepted the resignation of Fernando Ureta Rojas and unanimously appointed Arturo Silva Ortiz to replace him until the next ordinary shareholders' meeting.

b.	Capital Increase

In an ordinary general shareholders' meeting held March 6, 2014, the board elected the following individuals to the company's board of directors.
Jorge Andrés Saieh Guzmán
Pilar Doñobeitía Estades
Fernando Massú Taré
Marcelo Gálvez Saldías
Gerardo Schlotfeldt Leyton
Marcelo Cáceres Rojas
Fernando Ureta Rojas

On January 31, 2014, CorpBanca paid for 172 shares, equivalent to MCh$138, and SMU S.A. paid for 164 shares, equivalent to MCh$131, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

On February 28, 2014, CorpBanca paid for 160 shares, equivalent to MCh$128, and SMU S.A. paid for 154 shares, equivalent to MCh$123, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On March 31, 2014, CorpBanca paid for 149 shares, equivalent to MCh$119, and SMU S.A. paid for 143 shares, equivalent to MCh$114, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On April 30, 2014, CorpBanca paid for 141 shares, equivalent to MCh$113, and SMU S.A. paid for 135 shares, equivalent to MCh$108, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On May 31, 2014, CorpBanca paid for 146 shares, equivalent to MCh$117, and SMU S.A. paid for 141 shares, equivalent to MCh$113, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

On June 30, 2014, CorpBanca paid for 146 shares, equivalent to MCh$117, and SMU S.A. paid for 141 shares, equivalent to MCh$113, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held March 12, 2013, which was recorded in public instrument on March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

These capital increases did not modify the owners' interests in the subsidiary.

BANCO CORPBANCA COLOMBIA S.A.

a. Profit Distribution

In March 2014, shareholders of Banco CorpBanca Colombia and the other companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

Dividend payment of COP$731.25 per share for 7,510,522 outstanding common shares, payable in cash to shareholders registered as of
April 1, 2014, of which Banco CorpBanca Colombia received MCOP$5,190 (MCh$1,452) and CorpBanca Chile received MCOP$302 (MCh$84).

Dividend payment of COP$3,919 per share for 1,500,000 shares subscribed and paid as of
December 31, 2013, payable in cash as of April 15, 2014, including amounts withheld as required by
Colombian law, of which Banco CorpBanca received MCOP$5,581 (MCh$1,561) and CorpBanca Chile received MCOP$297 (MCh$83).

b. Notice of Takeover Bid for Preferential Dividend and Non-Voting Shares of Helm Bank S.A.

On January 23, 2014, the Colombian Stock Exchange (BVC) informed the general public of the final results of the takeover bid for Helm Bank, which totaled 568,206,073 shares or 99.38% of the total (571,749,928).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Merger between Banco CorpBanca Colombia S.A. and Helm Bank S.A.

On February 4, 2014, the legal representatives of Banco CorpBanca Colombia S.A., and Helm Bank S.A., loan entities headquartered in the city of Bogota D.C., in compliance with article 57 of the Organic Statutes of the Financial System (hereinafter “EOSF”), hereby notify their shareholders:

1.
That on December 2, 2013, the Colombian Financial Superintendency gave early notice on the merger to be executed by these banks, by which Banco CorpBanca Colombia S.A. absorbed Helm Bank S.A., which would in turn be dissolved without being liquidated, so that its assets, rights and obligations could be acquired by CorpBanca Colombia. This notice was signed by legal representatives from both entities through a power of attorney.

2.
Reasons for the Merger. On August 6, 2013, for purposes of this merger, CorpBanca Colombia acquired 2,387,387,295 common shares of Helm Bank, which represent 58.89% of the outstanding common shares of that entity, and subsequently on August 29, 2013, it acquired 1,656,579,084 shares of the same type for a total of 4,043,966,379 shares, equivalent to 99.75% of these instruments and 87.42% of the total subscribed and paid capital of Helm Bank; likewise, on January 23, 2014, once the takeover bid acceptance period had concluded, the BVC awarded CorpBanca Colombia 568,206,073 preferential shares of Helm Bank, which represent 99.38% of these shares and 12.28% of the total subscribed and paid capital of Helm Bank, acquisitions that were carried out for the purposes of the merger and were previously authorized by the SFC in July 2013, giving it a 99.70% interest. In order to comply with article 55 et seq. of the EOSF, these entities must complete the merger during the year following the date of the first acquisition of shares of Helm Bank by CorpBanca Colombia (i.e. before August 6, 2014).

3.
Administrative and Financial Conditions. As these banks are both lending institutions, unifying their structures will create a more sound entity, taking advantage of synergies that will maximize operating and administrative efficiency without neglecting customer service. Once the merger is completed, CorpBanca Colombia will continue to comply with capital, solvency and equity regulations, as well as risk management practices in accordance with legal provisions.

4.
Valuation Method and Exchange Ratio. Both banks agreed to hire Nogal Asesorías Financieras S.A.S. to perform an independent technical study of CorpBanca Colombia and Helm Bank in order to determine their value and the exchange ratio of the shares. Nogal was certified as independent and competent by the SFC in communication number 2013106073-009-000 on December 27, 2013.

The financial statements of CorpBanca Colombia and Helm Bank as of June 30, 2013, duly audited by Deloitte and Ernst & Young, respectively, and approved by shareholders at the extraordinary general shareholders' meeting on April 4, 2014, will serve as the basis for establishing the merger conditions. The discounted dividend method (DDM) was used to determine the value of the banks. This robust, efficient and reliable technical methodology is widely accepted locally and internationally for valuing financial entities. In conformity with the appendix containing the technical study performed by Nogal, the exchange ratio is determined as follows (information in COP$):

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Value per share of CORPBANCA COLOMBIA (X)	$ 6.125,68
Value per common or preferential dividend and nonvoting share of HELM BANK (Y):	$ 563,21
Exchange ratio (X/Y)	$ 10,88

Once merged, based on the valuation of the shares of CorpBanca Colombia, for every 10.876 common shares and/or preferential dividend and non-voting shares of Helm Bank, its shareholders will receive one (1) share of CorpBanca Colombia. For this, CorpBanca Colombia will issue 1,239,863 common shares to fulfill the aforementioned exchange ratio at a value of $6,125.683 per share.

5. Additional Information. The common shares that CorpBanca Colombia must issue in favor of the shareholders of Helm Bank must be issued in accordance with article 60-5 of the EOSF in order to comply with the aforementioned exchange ratio. This issuance will take place once the merger has been formalized and registered without needing to meet issuance or takeover bid regulations or obtain authorization from the SFC. The fractions of shares that result from the exchange ratio may be negotiated or paid in cash by CorpBanca Colombia with a charge to the capital account, in accordance with article 60-5-2 of the EOSF beginning on the business day after the merger is recorded in public instrument.

6. Withdrawal Right. The shareholders may exercise their withdrawal right in conformity with article 62-4 of the EOSF.

7. Inspection Right. As of this date, the accounting records and other documents required by law, as well as the early notice of merger from the SFC, the merger commitment and other documents related to the merger process will be available to shareholders at the respective offices of the Secretary Generals of CorpBanca Colombia and Helm Bank located at Carrera 7 # 99-53 piso 19 and Carrera 7 # 27-18 piso 6 in Bogota.

8. Execution of Legal Merger

The merger between Banco CorpBanca Colombia S.A., as the absorbing entity, and Helm Bank S.A., as the absorbed entity, was formalized on June 1, 2014. As a result, Helm Bank S.A. is dissolved without being liquidated and all of its assets, rights and obligations are transferred fully to the absorbing entity.

In order to carry out the exchange of shares for the merger, the absorbing company (Banco CorpBanca Colombia S.A.) issued one million, two hundred thirty-nine thousand, seven hundred eighty-four  (1,239,784) common shares of Banco CorpBanca Colombia S.A. at a nominal value of five hundred twenty-five pesos and eleven cents (COP$525.11), which increases the subscribed and paid capital of Banco CorpBanca Colombia S.A. by six hundred fifty-one million, twenty-two thousand, nine hundred sixty-six pesos and twenty-four cents (MCOP$651), resulting in its new subscribed and paid capital of three hundred ninety-six billion, three hundred fifty-six million, two hundred ninety thousand, five hundred eight pesos and forty-three cents (MCOP$396,356).

In accordance with article 60-5 of the EOSF, this issuance is not subject to issuance or takeover bid regulations and does not require authorization from the SFC.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

9.   Modification of Shareholders

On June 27, 2014, the following changes to the shareholders of Banco CorpBanca Colombia were reported:

These changes modify CorpBanca's ownership interest in all of the entities that report to CorpBanca Colombia.

10. National and International Ratings Reports

Fitch Ratings retracted its national ratings for Helm Bank S.A. and its issuance programs after the legal merger with Banco CorpBanca Colombia.

On July 1, 2014, Fitch assigned long and short-term national ratings of “AAA(col)” and “F1+(col)” to Banco CorpBanca Colombia, detailed as follows:

-	Long-term national rating of ‘AAA (col)' with a stable outlook;
-	Short-term national rating of F1+(col);
-	Fitch Ratings Colombia S.A. assigned ratings to the Senior and/or Subordinated Bond Issuance Programs as part of the global quota of Helm Bank (today Banco CorpBanca Colombia S.A.)
-
Fitch Ratings Colombia S.A. assigned ratings to the Multiple and Successive Issuances of Senior Bonds Helm Leasing as part of the global quota of COP$1.5 billion of Helm Bank (today Banco CorpBanca Colombia S.A.)

-	Fitch Ratings Colombia S.A. assigned ratings to the Multiple and Successive Issuances of Senior Bonds of Helm Bank for COP$1.5 billion (today Banco CorpBanca Colombia S.A.)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

c. Issuance of Subordinated Bonds

Towards the end of 2013, Banco CorpBanca Colombia, the International Finance Corporation (IFC), a member of the World Bank Group, and the IFC Capitalization Fund, a fund managed by IFC Asset Management Company, signed a document entitled “Note Purchase Agreement”, by which, subject to compliance of certain conditions, Banco CorpBanca Colombia will issue and the IFC Capitalization Fund will purchase subordinated bonds for MUS$170. Once issued, these floating rate notes will mature in 10 years.

A total of MUS$170 (COP$345,926 and MCh$101,875) in bonds was issued on March 18, 2014. The 10-year notes accrue interest at a floating rate of LIBOR plus 4 points, with semi-annual interest payments, the first of which is due September 15 for MUS$3.

d. Amendments to By-Laws of Helm Bank.

On March 31, 2014, shareholders approved amendments to articles 38, 65 and 66 of the by-laws of Helm Bank in order to change the accounting close from six months to one year.

HELM COMISIONISTA

The legal, operational and technological merger of CIVAL (CorpBanca Investment Valores) and Helm Comisionista de Bolsa  S.A, which are part of the CorpBanca Group, is expected to occur on September 1, 2014. The merged brokerage firm will maintain the taxpayer ID number of CIVAL and the name of Helm Comisionista de Bolsa. It will also maintain the complete portfolio of products and services offered by the two firms. To date, this process is awaiting approval from the Colombian Financial Superintendency in order to continue with the steps outlined in the timetable and thus complete the process by the estimated date.

HELM BANK CAYMAN

On July 29, 2013, there was a change in this bank's ownership as a result of the acquisition of the shares of its parent company (Helm Bank). Cayman Island monetary authorities approved the changed in ownership subject to compliance of the following conditions:

a.	Immediate Voluntary Liquidation of the Bank
b.	Delivery of category B operational liquidation in the Bank's possession in December 2013.

In the general meeting of shareholders of Helm Bank Cayman on August 5, 2013, the bank's shareholders approved a voluntary liquidation plan for Helm Bank Cayman and appointed Alexander Lawson and Keith Balke from KPMG as liquidators. The assets of Helm Bank Cayman and its customers' deposits were transferred to other entities within the Helm Group. This process was completed on June 26, 2014, with a bank draft from Helm Cayman for US$24,606,191.57.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 4 -	SEGMENT REPORTING

Segment reporting is determined by the Bank on the basis of its separate business units, which are differentiated mainly by the risks and returns that affect them.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 Operating Segments.

The Bank's commercial activities take place mainly in the domestic market. It has strategically aligned its operations into four divisions for its four commercial segments based on market segmentation and the needs of its customers and commercial partners. The eight commercial segments are: Commercial Banking (which includes the Large Companies, Real Estate and International Wholesale Division and Companies Division), Retail Banking (which includes Traditional and Private Banking and the Consumer Banking Division), International and Treasury Division, Other Financial Services and Colombia. The Bank manages these commercial segments using an information system on internal profitability.  The Bank has also included geographic disclosures on its operations in New York and Colombia. Management reviews its segments on the basis of gross operating margin and uses average balances to evaluate performance and allocate resources.

Each commercial segment is described below:

Segments for Chile and the United States

Commercial Banking

•
The Large Companies, Real Estate and International Wholesale Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$60 million. It also includes companies from the real estate and financial industry sectors.

•
The Companies Division includes a wide range of financial products and services for companies with annual sales of less than US$60 million. The leasing and factoring departments have been included in this segment.

Retail Banking

•
Traditional and Private Banking offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to medium and high-income segments. Retail Banking includes consumer loans, personal loans, auto loans and credit cards.

•	The Consumer Banking Division (Condell) offers, among other products, consumer loans, credit cards and mortgage loans to individuals with income between ThCh$100 and ThCh$600.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

International and Treasury Division

•	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Financial Services Offered through Subsidiaries

•	These are services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

The commercial activities of this segment are carried out by the following entities:

c)	Banco CorpBanca Colombia and Subsidiaries.

d)	Helm Corredores de Seguros.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank's strategy, grouped as follows: Commercial Banking, Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different subsidiaries in order to provide comprehensive service to their current and potential customers.
This segment is determined by the Bank on the basis of its separate business units, which are differentiated mainly by the risks and returns that affect them. Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

1.	Geographic Information

CorpBanca reports revenue by segment from external customers that is:

(iii)	attributed to the entity's country of domicile and
(iv)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

In line with this, the Group operates in three main geographic areas: Chile, Colombia 3 and the United States.

_________________________

3 This segment includes investments in Helm Bank (Panama) S.A., and Helm Casa de Valores (Panama).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

1.	The information presented in this note was prepared based on an analysis of:

a)	Profit or Loss

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

b)  Assets and Liabilities

(*)	Loans net of provisions include loans and advances to banks as of June 30, 2014 and December 31, 2013.

(**) Non-segmented assets and liabilities as of June 30, 2014 and December 31, 2013, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 5 -	CASH AND CASH EQUIVALENTS
•	Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents:

As of June 30, 2014	As of December 31, 2013	As of June 30, 2013
	MCh$	MCh$	MCh$
Cash and due from banks			
Cash	167.840	164.628	141.475
Deposits in the Chilean Central Bank	36.542	39.285	156.395
Deposits in domestic banks	1.152	4.666	1.755
Deposits in foreign banks	800.941	702.509	692.385
Subtotal cash and due from banks	**1.006.475**	**911.088**	**992.010**
Transactions in the course of collection, net	28.047	55.403	19.813
Highly liquid financial instruments (1)	104.940	294.260	104.028
Repurchase agreements (2)	193.433	66.725	180.937
Total cash and cash equivalents	**1.332.895**	**1.327.476**	**1.296.788**

(1) This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.

(2) This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Funds in cash and deposits in the Chilean Central Bank are in response to monthly average matching regulations that the Bank must meet.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Items (1) and (2) are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 6 -	TRADING SECURITIES

Trading securities are detailed as follows:

As of June 30, 2014	As of December 31, 2013
	MCh$	MCh$
Chilean Government and Central Bank instruments:		
Central Bank bonds	11.960	746
Central Bank promissory notes	-	-
Other Chilean Government and Central Bank instruments	1.559	9.106
Other instruments issued in Chile:		
Bonds	675	-
Promissory notes	21.097	18.582
Other instruments	134	133
Instruments issued abroad:		
Bonds	346.922	326.141
Promissory notes	-	-
Other instruments	91.854	64.443
Mutual fund investments:		
Funds managed by related parties	21.427	12.495
Funds managed by third parties	1.738	37
Total	**497.366**	**431.683**

(*) As of June 30, 2014, trading securities totaled MCh$47,142 (MCh$34,323 as of June 30, 2013), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 7 -                      OPERATIONS WITH REPURCHASE AGREEMENTS AND SECURITIES BORROWING/LENDING

a)
The Bank purchases financial instruments under agreements to resell them at a future date.  As of June 30, 2014 and December 31, 2013, instruments acquired with repurchase agreements are detailed as follows:

(*) As of June 30, 2014, purchases with repurchase agreements totaled MCh$193,433 (MCh$66,725 as of December 31, 2013), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

b)	As of June 30, 2014 and December 31, 2013, instruments sold with buyback agreements are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 8 -                      LOANS AND ADVANCES TO BANKS

As of June 30, 2014 and December 31, 2013, loans and advances to banks are detailed as follows:

Movements in provisions and impairment for loans with domestic and foreign banks during 2014 and 2013 are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 9 -                      LOANS TO CUSTOMERS, NET

a)	Loans to Customers

As of June 30, 2014 and December 31, 2013, the loan portfolio is detailed as follows:

As of June 30, 2014	Gross Assets			Provisions			
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Global Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:							
Commercial loans	8.354.697	238.518	8.593.215	145.608	20.655	166.263	8.426.952
Foreign trade loans	552.249	24.207	576.456	21.588	269	21.857	554.599
Current account overdrafts	66.690	2.130	68.820	1.096	1.001	2.097	66.723
Factoring transactions	57.511	263	57.774	1.451	232	1.683	56.091
Lease transactions	909.779	30.960	940.739	10.589	4.959	15.548	925.191
Other loans and receivables	315.309	773	316.082	496	2.394	2.890	313.192
Subtotal	**10.256.235**	**296.851**	**10.553.086**	**180.828**	**29.510**	**210.338**	**10.342.748**
Mortgage loans							
Loans funded with mortgage bonds	66.656	2.436	69.092	-	202	202	68.890
Loans funded with own resources	184.577	5.811	190.388	-	1.228	1.228	189.160
Other mortgage loans	1.565.450	20.237	1.585.687	-	10.045	10.045	1.575.642
Lease transactions	306.019	5.468	311.487	-	12.073	12.073	299.414
Other loans and receivables	35.628	1.332	36.960	-	282	282	36.678
Subtotal	**2.158.330**	**35.284**	**2.193.614**	**-**	**23.830**	**23.830**	**2.169.784**
Consumer loans:							
Consumer installment loans	1.194.068	36.927	1.230.995	-	64.818	64.818	1.166.177
Current account overdrafts	42.935	584	43.519	-	1.387	1.387	42.132
Credit card debtors	257.047	4.779	261.826	-	12.521	12.521	249.305
Consumer lease transactions	22.151	612	22.763	-	861	861	21.902
Other loans and receivables	291.727	4.962	296.689	-	15.330	15.330	281.359
Subtotal	**1.807.928**	**47.864**	**1.855.792**	**-**	**94.917**	**94.917**	**1.760.875**
Total	**14.222.493**	**379.999**	**14.602.492**	**180.828**	**148.257**	**329.085**	**14.273.407**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

As of December 31, 2013

	Gross Assets			Provisions			
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Global Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:							
Commercial loans	7.547.588	241.817	7.789.405	138.121	19.761	157.882	7.631.523
Foreign trade loans	427.242	31.832	459.074	21.736	236	21.972	437.102
Current account overdrafts	27.118	1.010	28.128	444	491	935	27.193
Factoring transactions	75.102	282	75.384	1.921	183	2.104	73.280
Lease transactions (*)	789.272	37.998	827.270	10.647	5.161	15.808	811.462
Other loans and receivables	220.927	1.432	222.359	601	2.074	2.675	219.684
Subtotal	**9.087.249**	**314.371**	**9.401.620**	**173.470**	**27.906**	**201.376**	**9.200.244**
Mortgage loans							
Loans funded with mortgage bonds	71.285	2.764	74.049	-	218	218	73.831
Loans funded with own resources	189.563	6.796	196.359	-	1.571	1.571	194.788
Other mortgage loans	1.405.805	18.986	1.424.791	-	9.060	9.060	1.415.731
Lease transactions (*)	266.524	4.706	271.230	-	11.085	11.085	260.145
Other loans and receivables	36.323	1.551	37.874	-	361	361	37.513
Subtotal	**1.969.500**	**34.803**	**2.004.303**	-	**22.295**	**22.295**	**1.982.008**
Consumer loans:							
Consumer installment loans	1.069.425	33.744	1.103.169	-	56.990	56.990	1.046.179
Current account overdrafts	39.711	465	40.176	-	1.238	1.238	38.938
Credit card debtors	232.875	4.169	237.044	-	10.763	10.763	226.281
Consumer lease transactions (*)	21.710	495	22.205	-	768	768	21.437
Other loans and receivables	272.091	5.055	277.146	-	14.449	14.449	262.697
Subtotal	**1.635.812**	**43.928**	**1.679.740**	-	**84.208**	**84.208**	**1.595.532**
Total	**12.692.561**	**393.102**	**13.085.663**	**173.470**	**134.409**	**307.879**	**12.777.784**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

b)	Provisions

Movements in credit risk provisions during the periods ended June 30, 2014 and December 31, 2013, are detailed as follows:

Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2014	**173.470**	**134.409**	**307.879**
Portfolio charge-offs			
Commercial loans	(10.065)	(8.379)	**(18.444)**
Mortgage loans	-	(1.173)	**(1.173)**
Consumer loans	-	(33.437)	**(33.437)**
Total charge-offs	**(10.065)**	**(42.989)**	**(53.054)**
Provisions established	80.069	91.905	**171.974**
Provisions released	(56.897)	(42.179)	**(99.076)**
Impairment	-	-	-
Portfolio sale	(12.601)	-	**(12.601)**
Exchange differences	6.852	7.111	**13.963**
Balances as of June 30, 2014	**180.828**	**148.257**	**329.085**

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2013	**82.379**	**84.330**	**166.709**
Portfolio Charge-offs			
Commercial loans	(30.178)	(12.253)	**(42.431)**
Mortgage loans	-	(2.831)	**(2.831)**
Consumer loans	-	(62.296)	**(62.296)**
Total charge-offs	**(30.178)**	**(77.380)**	**(107.558)**
Provisions established	193.586	137.423	**331.009**
Provisions released	(148.563)	(62.875)	**(211.438)**
Impairment	-	-	-
Acquisition Helm Group	77.619	47.113	**124.732**
Debt exchange	(4.565)	-	**(4.565)**
Exchange differences	3.192	5.798	**8.990**
Balances as of December 31, 2013	**173.470**	**134.409**	**307.879**

c)	Sale of Portfolio

As of June 30, 2014 and 2013 and December 31, 2013, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the year, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 23 within “Other Instruments at Fair Value through Profit and Loss”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 10 - INVESTMENT SECURITIES

a)   As of June 30, 2014 and December 31, 2013, the Bank records the following instruments as available for sale and held to maturity:

(*) As of June 30, 2014, available-for-sale instruments totaled MCh$57,798 (MCh$69,705 as of June 30, 2013), maturing in less than three months from the date of acquisition. (See Note 5).

Impairment of Investment Securities

The Bank's portfolio of investment securities presented no impairment as of June 30, 2014 and December 31, 2013.

Within this context, all investments quoted on inactive markets that are classified as available for sale have been recorded at fair value.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 11 - INVESTMENTS IN OTHER COMPANIES

a)   Investments in Other Companies

The Bank’s investments in other companies as of June 30, 2014 and December 31, 2013, are detailed as follows:

As of June 30, 2014			As of December 31, 2013		
Company	% Ownership Interest	MCh$		% Ownership Interest	MCh$	
Nexus S.A.	12,9	1.057		12,9	1.057	
Transbank S.A.	8,72	939		8,72	939	
Combanc S.A.	5,29	159		5,29	159	
Redbanc S.A.	2,5	110		2,5	110	
Sociedad Interbancaria de Depósitos de Valores S.A.	3,91	75		3,91	75	
Imerc OTC S.A	6,67	864		6,67	864	
Deceval S.A.	11,35	8.434	(i)	11,35	8.098	(i)
A.C.H Colombia	4,22	545	(i)	4,22	523	(i)
Redeban Multicolor S.A	1,6	306	(i)	1,6	284	(i)
Cámara de Compensación Divisas de Col. S.A.	7,76	79	(i)	7,76	73	(i)
Cámara de Riesgo Central de Contraparte S.A.	2,42	224	(i)	2,42	208	(i)
B.C.H. - Settlement	-	-	(i)	0,000003	15	(i)
Cifin	9	343	(i)	9	150	(i)
Servibanca - Tecnibanca	4,54	774	(i)	4,54	719	(i)
Rights or shares in other companies						
Share of Bolsa de Comercio de Santiago	2,0833	1.056		2,0833	1.056	
Share of Bolsa Electrónica de Chile	2,439	211		2,439	211	
Bolsa de Valores de Colombia	0,97	905	(i)	0,97	841	(i)
Fogacol	150,000 units	89	(i)	150,000 units	83	(i)
Total		**16.170**			**15.465**

(iii)	This corresponds to investments in other companies made by the Colombian subsidiaries.

(iv)
As of December 31, 2013, CorpBanca has subscribed and paid for 667 shares, equivalent to MCh$864, which were paid when forming the company. The banking support company, Servicios de Infraestructura de Mercado OTC S.A., doing business as IMERC-OTC S.A. was formed on June 21, 2013, in conjunction with other banks from the Chilean financial system to operate a centralized operations registry, providing registration, confirmation, storage, consolidation and reconciliation services for derivative transactions. The new company was formed with capital of Ch$12,957,463,890, divided into 10,000 shares with no par value.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

In 2014 and 2013, the Bank received dividends from the following companies:

As of June 31, 2014 MCh$	As of June 30, 2013 MCh$
Dividends received	1.304	1.032
Total	**1.304**	**1.032**

Movements in these investments as of June 30, 2014 and December 31, 2013, are detailed as follows:

	As of June 30, 2014 MCh$	As of December 31, 2013 MCh$
Carrying amount as of January 1	15.465	5.793
Investments acquired	-	9.672
Investments sold	(15)	-
Share of profit for the period	720	-
Total	**16.170**	**15.465**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 12 -                      INTANGIBLE ASSETS

a)	As of June 30, 2014 and December 31, 2013, this account is detailed as follows:

Item	As of June 30, 2014				
	Useful Life (Years)	Remaining Life (Years)	Closing Gross Balance	Amortization and Impairment for the Period	Closing Net Balance
			MCh$	MCh$	MCh$
Intangible assets acquired independently					
Integrated banking system (1)	15	2	4.238	(589)	**3.649**
Computer software or systems	3	1	18.358	(6.381)	**11.977**
IT projects and licenses	6	3	25.982	(2.134)	**23.848**
Arising from business combination (*)	16	15	856.426	(8.948)	**847.478**
Other projects	6	2	823	(130)	**693**
Total			**905.827**	**(18.182)**	**887.645**

Item	As of December 31, 2013				
	Useful Life (Years)	Remaining Life (Years)	Closing Gross Balance	Amortization and Impairment for the Period	Closing Net Balance
			MCh$	MCh$	MCh$
Intangible assets acquired independently					
Integrated banking system (1)	15	3	5.398	(1.181)	**4.217**
Computer software or systems	4	3	24.453	(9.010)	**15.443**
IT projects and licenses	8	6	27.058	(3.726)	**23.332**
Arising from business combination (*)	16	15	808.249	(15.442)	**792.807**
Other projects	6	4	1.372	(249)	**1.123**
Total			**866.530**	**(29.608)**	**836.922**

(1)
Integrated Banking System (IBS) is the Bank's central operating system, which replaces the diverse operating systems used previously, providing one sole central system that supplies up-to-date information on customers for each of the business lines, calculating net income as well as the profitability of each product and customer segment.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

b)	Movements of intangible assets as of June 30, 2014 and December 31, 2013, are detailed as follows:

Opening Net Balance 2014	Integrated Banking System	Computer Software or Systems	IT Projects	Arising from Business Combination (*)	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2014	**4.217**	**15.443**	**23.332**	**792.807**	**1.123**	**836.922**
Acquisitions	17	2.237	2.650	-	14	**4.918**
Retirements	-	(229)		-	(366)	**(595)**
Amortization (Note 28)	(589)	(6.381)	(2.134)	(8.948)	(130)	**(18.182)**
Exchange differences	4	907	-	63.619	-	**64.530**
Other	-		-	-	52	**52**
Balances as of June 30, 2014	**3.649**	**11.977**	**23.848**	**847.478**	**693**	**887.645**

Opening Net Balance 2013	Integrated Banking System	Computer Software or Systems	IT Projects	Arising from Business Combination (*)	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2013	**5.368**	**10.960**	**12.074**	**452.255**	**1.025**	**481.682**
Acquisitions	19	7.691	15.119	343.974	436	**367.239**
Retirements	-	-	(135)	-	-	**(135)**
Amortization (Note 28)	(1.181)	(9.010)	(3.726)	(15.442)	(249)	**(29.608)**
Exchange differences	-	-	-	12.020	-	**12.020**
Other	11	(704)	-	-	(89)	**(782)**
Acquisition in Colombia	-	6.506	-	-	-	**6.506**
Balances as of December 31, 2013	**4.217**	**15.443**	**23.332**	**792.807**	**1.123**	**836.922**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

c)	Impairment

At each reporting date, Banco CorpBanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset's recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 "Impairment of Assets", annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

CorpBanca and subsidiaries conducted impairment testing for unamortized assets, including intangible assets that are still not in use, and concluded that no impairment exists.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 13 -                      PROPERTY, PLANT AND EQUIPMENT

a)	As of June 30, 2014 and December 31, 2013, this account is detailed as follows:

As of June 30, 2014				
Item	**Useful Life (Years) (1)**	**Remaining Life (Years)**	**Closing Gross Balance**	**Depreciation and Impairment for the Period**	**Closing Net Balance**
			MCh$	MCh$	MCh$
Buildings and land	21	18	79.531	(4.156)	**75.375**
Equipment	5	4	14.439	(2.740)	**11.699**
Other	9	5	**14.132**	**(840)**	**13.292**
- Furnishings			2.661	(154)	2.507
- Leased assets			3.253	(286)	2.967
- Other			8.218	(400)	7.817
Total			**108.102**	**(7.736)**	**100.366**

	As of December 31, 2013				
Item	**Useful Life (Years) (1)**	**Remaining Life (Years)**	**Closing Gross Balance**	**Depreciation and Impairment for the Period**	**Closing Net Balance**
			MCh$	MCh$	MCh$
Buildings and land	21	18	80.941	(6.535)	**74.406**
Equipment	5	4	14.978	(3.457)	**11.521**
Other	9	4	**15.003**	**(2.688)**	**12.315**
- Furnishings			6.344	(1.337)	5.007
- Leased assets			1.896	(354)	1.542
- Other			6.763	(997)	5.766
Total			**110.922**	**(12.680)**	**98.242**

(2)
The useful life presented in the following tables is the residual useful life of the Bank's property, plant and equipment based on the useful life established during the transition to IFRS. The total useful life was determined based on expected use given the quality of the original construction, the environment where the assets are located, the quality and extent of maintenance performed, and appraisals prepared by external specialists independent from the Bank.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

b)	Movements of property, plant and equipment as of June 30, 2014 and December 31, 2013, respectively, are detailed as follows:

(*) Retirements include sales of branches during 2013, detailed as follows:

c)
As of June 30, 2014 and 2013 and December 31, 2013, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for compliance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 14 -                      OTHER ASSETS

a)	As of June 30, 2014 and December 31, 2013, this account is detailed as follows:

(1)	Leases prepaid to SMU S.A. for ATM space. (See Note 29, letter b) to these financial statements.)

(2)	This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.

(3)	It incorporates payments made for different services that will be received (leases, insurance and others) that have not yet been accrued.

(4)	IT projects and other projects in progress.

(5)	Property, plant and equipment to be given under finance lease.

(6)
Assets received in lieu of payment are assets received as payment of past-due debts of customers. The set of assets held by the Bank that were acquired in lieu of payment should at no time exceed 20% of the Bank's regulatory capital. These assets currently represent 0.01% (0.01% as of December 31, 2013) of the Bank's regulatory capital.

Assets awarded in court-ordered auctions are assets that have been awarded in court-ordered auctions to pay debts previously contracted with the Bank. Assets awarded in court-ordered auctions are not subject to the previously mentioned margin. These properties are available-for-sale assets. For the majority of the assets, the Bank expects to complete the sale within one year of the date on which the asset was received or acquired. If the asset is not sold during the course of a year, it must be charged off.

Provisions are also recorded for the difference between the initial value of these assets and their realizable value when the former is greater.

(7)	Guarantees for financial transactions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

b)	Movements in the provision for assets received or awarded in lieu of payment for the periods ended June 30, 2014 and December 31, 2013, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 15 -                      DEPOSITS AND OTHER DEMAND OBLIGATIONS AND BORROWINGS

As of June 30, 2014 and December 31, 2013, this account is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 16 -                      BORROWINGS FROM FINANCIAL INSTITUTIONS

As of June 30, 2014 and December 31, 2013, borrowings from financial institutions are detailed as follows:

As of June 30, 2014	As of December 31, 2013
	MCh$	MCh$
Loans from Domestic Financial Institutions		
Banco de Chile	-	-
	-	-
Subtotal		
Loans from Foreign Financial Institutions		
Standard Chartered Bank	209.177	168.621
Commerzbank AG	85.292	91.908
Wells Fargo Bank, N.A.	89.024	91.170
Citibank N.A.	108.959	84.171
Findeter S.A - Financiera del Desarrollo Territorial	95.933	80.372
Sumitomo Mitsui Banking Corporation	114.315	74.049
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	65.216	59.821
ING Bank N.V Amsterdam	23.594	54.095
Bank of America, N.A.	23.451	49.182
Bladex Pamana	1.924	44.797
Deutsche Bank	13.820	42.696
Bank of Montreal	30.445	31.571
Banco de la Producción S.A. Produbanco	8.458	28.463
Wachovia Bank N.A.	13.830	26.049
Corporacion Andina de Fomento	30.445	26.003
Bank of New York	27.088	25.794
Bank of Nova Scotia	22.112	21.056
OCBC Bank	22.112	21.056
Toronto Dominion Bank	-	20.181
Royal Bank of Scotland	24.876	18.424
Mercantil Commercebank, N.A	22.519	15.266
Banco Crédito del Peru	13.829	13.168
HSBC England	35.359	13.160
Banco Latinoamericano del Exterior SA	5.035	10.573
Fifth Third Bank	8.374	10.566
JPMorgan Chase & Co.	-	10.528
Bancolombia	11.066	9.405
Swedbank	5.531	7.911
Banco Del Estado	4.480	5.264
Banco de Bogota (Colombia)	-	1.505
Banco Caja Social	29.469	-
Finagro	17.324	2.525
Banco Davivienda S.A.	-	-
Taiwan Cooperative Bank	13.827	-
Banco Santander Madrid	21.889	-
The Bank of Montreal	6.881	-
Banco de Occidente	16.352	1.492
Banco República	119.101	-
Conmerbank Frankfurt	25.702	-
Other banks	131.665	112.998
Subtotal	**1.498.473**	**1.273.840**
Total	**1.498.473**	**1.273.840**

7

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 17 -                      DEBT INSTRUMENTS ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of June 30, 2014 and December 31, 2013, this account is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The following tables provide further detail on each debt instrument as of June 30, 2014 and December 31, 2013:

[

Senior bond maturities are detailed as follows:

	As of June 30, 2014 MCh$	As of December 31, 2013 MCh$
Maturing within 1 year	261.495	57.455
Maturing between 1 and 2 years	284.798	212.046
Maturing between 2 and 3 years	264.638	280.038
Maturing between 3 and 4 years	512.032	270.054
Maturing between 4 and 5 years	42.954	422.305
Maturing in more than 5 years	282.022	280.054
Total senior bonds	**1.647.939**	**1.521.952**

c) Subordinated Bonds

	As of June 30, 2014 MCh$	As of December 31, 2013 MCh$
Series UCOR-Y1197	7.993	8.076
Series UCOR-Z1197	18.595	18.785
Series UCOR-V0808	127.993	124.174
Series UCOR AA-0809	117.335	113.915
Serie UCOR BN0710	73.203	71.015
Serie UCOR BI0710	28.656	27.817
Serie UCOR BL0710	99.566	96.646
Serie UCORBF0710	11.792	11.435
Serie UCORBJ0710	126.744	122.899
Serie UCORBP0710	34.416	33.379
Serie A (*)	1.967	1.923
Serie B (*)	81.476	75.070
Serie AS10 (*)	30.940	28.694
Serie AS15 (*)	43.442	40.288
Serie B en USD (*)	91.254	-
Total subordinated bonds	**895.372**	**774.116**

(*) Debt instruments issued by Banco CorpBanca Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 18 -                      OTHER LIABILITIES

As of June 30, 2014 and 2013, other financial institutions are detailed as follows:

(1)
This consists of obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.

(2)	This corresponds to a fair value adjustment of items hedged with fair value hedges.

(3)	Accounts payable for Helm TOB.

(4)	Guarantees for financial transactions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 19 - CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a)	Commitments and responsibilities accounted for in off-balance-sheet memorandum accounts:

The Bank, its subsidiaries and its foreign branch record the following balances related to commitments and responsibilities that fall within its line of business in off-balance-sheet memorandum accounts:

The preceding table only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

b)	Pending Litigation

b.1) CorpBanca

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank's Legal Services Division, present no risk of significant loss. Nevertheless, as of June 30, 2014, it has recorded provisions of MCh$262 (MCh$128 as of June 30, 2013).

b.2) CorpBanca Corredores de Bolsa S.A.

According to the Bank's Legal Services Division, as of June 30, 2014 and December 31, 2013, this company does not have any pending lawsuits that represent a risk of significant loss for the Bank. However, the company has initiated and/or is party to the following lawsuits and/or collections proceedings that could result in a loss for the Bank:

As of June 30, 2014, the company has begun out-of-court collections procedures that have not resulted as expected. If unsuccessful, court collections proceedings will be initiated. In the opinion of the Bank's general counsel, not recovering the amounts owed could result in a loss for the Bank. Therefore, the subsidiary has recorded a provision of MCh$201 in its financial statements.

Before the 5th Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the Company's opinion, improperly) Time Deposit No. 00243145 for MCh$43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. This time deposit is fully provisioned in the Company’s financial statements and is presented net of the provision in notes and accounts receivable.

b.3) CorpBanca Administradora General de Fondos

On April 15, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-17811-2012, seeking compensation for damages due to an alleged breach of contractual liability. Compensation sought amounts to MCh$138. On March 6, 2014, the court ruled that the proceedings had been abandoned. This ruling became final on March 21, 2014. Therefore, this case is currently closed.

On September 26, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 9th Civil Court of Santiago, Case No. C-9302-2013, seeking annulment of contracts due to an alleged error in the type of investment made, return of funds invested totaling MCh$513 and compensation for damages of MCh$150. The case is currently in the evidence stage.

b.4) Banco CorpBanca Colombia S.A.

The bank and its subsidiaries are involved in civil, labor and administrative proceedings. Of the 168 outstanding civil and administrative proceedings, 120 are related to banking operations and 48 to ownership of leased assets.

Compensation sought amounts to MCh$40. Of these proceedings, the probability of loss is remote in 133 cases, possible in 22 cases and likely in 13 cases. Provisions for those proceedings classified as likely in accordance with IAS 37 total MCh$5.

The proceedings classified as likely include one class action suit from 2010 that affects the entire financial sector. No court proceedings, adverse rulings or complaints were filed that, given their amount, might materially affect the Bank’s capital. The common legal proceedings or processes that affect most of the financial sector will not necessarily be ruled on in 2014, but perhaps in subsequent years. Specifically because of the portfolio sales by Banco CorpBanca Colombia (formerly Banco Santander), which make its particular situation different from other banks that are party to the lawsuit, it is difficult to quantify the status of these proceedings and impossible to determine the financial implications.

There are 121 labor proceedings seeking a total of MCh$2,020, for which MCh$1,234 has been provisioned, equivalent to 61%. Of these, the probability of loss is remote in 42 cases and likely in 79 cases.

b.5) Other Companies Included in Consolidation

As of June 30, 2014 and 2013, the following companies do not have any pending lawsuits that represent a risk of significant loss for the Bank: .

•       CorpBanca Asesorías Financieras S.A.
•       CorpBanca Corredores de Seguros S.A.
•       CorpLegal S.A.
•       CorpBanca Agencia de Valores S.A.
•       CorpBanca New York Branch
•       SMU CORP S.A.
•       CorpBanca Investment Trust Colombia S.A.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The subsidiary CorpBanca Corredores de Bolsa S.A. presents the following information regarding securities in custody:

Custody services for unrelated third parties	Domestic			Foreign			Total
	VII	FII & FBI	Other	VII	FII & FBI	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	256.397	50.615	-	-	-	-	307.012
Portfolio management	-	-	-	-	-	-	-
Voluntary pension savings management	-	-	-	-	-	-	-
Total	**256.397**	**50.615**	-	-	-	-	**307.012**
Percentage in custody of CSD (%)	**94,58%**	**100,00%**	-	**1,00**	-	-	**95,48%**

As of December 31, 2013

Custody services for related third parties	Domestic			Foreign			Total
	VII	FII & FBI	Other	VII	FII & FBI	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	303.546	41.866	-	-	-	-	345.412
Portfolio management	-	-	-	-	-	-	-
Voluntary pension savings management	-	-	-	-	-	-	-
Total	**303.546**	**41.866**	-	-	-	-	**345.412**
Percentage in custody of CSD (%)	**96,23%**	**99,94%**	-	-	-	-	**96,68%**

As of March 31, 2014

Custody services for unrelated third parties	Domestic			Foreign			Total
	VII	FII & FBI	Other	VII	FII & FBI	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	690	-	-	-	-	-	690
Portfolio management	-	-	-	-	-	-	-
Voluntary pension savings management	-	-	-	-	-	-	-
Total	**690**	-	-	-	-	-	**690**
Percentage in custody of CSD (%)	**100,00%**	**0,00%**	-	-	-	-	**100,00%**

As of December 31, 2013

Custody services for related third parties	Domestic			Foreign			Total
	VII	FII & FBI	Other	VII	FII & FBI	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	799	-	-	-	-	-	799
Portfolio management	-	-	-	-	-	-	-
Voluntary pension savings management	-	-	-	-	-	-	-
Total	**799**	-	-	-	-	-	**799**
Percentage in custody of CSD (%)	**100,00%**	**0,00%**	-	-	-	-	**100,00%**

The subsidiary CorpBanca Agencia de Valores S.A. presents the following information regarding securities in custody:

With respect to the procedures described in SVS Ruling 1962 from January 19, 2010, the Company has decided not to implement the individual account method and, therefore, hired an external auditing firm to review the processes and controls related to securities custody services.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

e)	Guarantees Granted

e.1) CorpBanca

Assets provided as guarantees:

	As of June 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Assets provided as guarantees	13.744	13.663
Total	13.744	13.663

e.2) CorpBanca Corredores de Bolsa S.A.

•	Direct commitments - As of June 30, 2014 and December 31, 2013, the Company does not have any direct commitments.

•	Real Guarantees in Assets Established in Favor of Third-Party Obligations
With the exception of guarantees that must be established in the normal course of business for legal or regulatory purposes, as of June 30, 2014 and December 31, 2013, the Company does not have any real guarantees involving Bank assets established in favor of third parties.

•	Personal guarantees - As of June 30, 2014 and December 31, 2013, the Company has not granted any personal guarantees.

•
Operating guarantees - In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing April 22, 2016, through Compañía de Seguros de Crédito Continental S.A., designating the Santiago Stock Exchange as the creditors' representative.

On September 29, 2012, an employee dishonesty insurance policy with US$10,000,000 in coverage from CHUBB de CHILE Compañía de Seguros Generales originally expiring September 29, 2012, was extended.  The new policy matured September 29, 2013, and its direct beneficiary was CorpBanca Corredores de Bolsa S.A. On September 29, 2013, this policy was extended for 30 days until October 29, 2013.

On October 29, 2013, an employee dishonesty insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring October 29, 2014.

This subsidiary maintains shares in the stock exchanges to guarantee simultaneous operations for MCh$13,012 (MCh$10,887 in December 2013).

The Bank has established guarantees for MUS$100, equivalent to MCh$55, and MUS$30, equivalent to MCh$17, (MUS$100, equivalent to MCh$53, and MUS$30, equivalent to MCh$16, in December 2013), to guarantee transactions with foreign traders Pershing and Corp FX, respectively. The latter is a Chilean company engaged primarily in purchasing and selling financial assets on its own or on behalf of third parties and, in general, carrying out any type of purchase and sale transaction, arbitrage and/or any transaction or operation involving any monetary and/or financial assets, expressly including derivative contracts (swaps, forwards, options and/or arbitrage) for any type of underlying asset, in addition to receiving guarantees for the contracts and operations mentioned above, and accepting any type of mandate for these transactions involving any type of asset over which these guarantees are established.

The Company has fixed income instruments and cash deposits in the Santiago Stock Exchange to guarantee transactions in the Securities Settlement and Clearing House that totaled MCh$722 and MCh$621, respectively (MCh$2,766 and MCh$1,378 in December 2013, respectively).

This subsidiary maintains shares in the stock exchanges to guarantee short-sales for MCh$12 (Ch$0 in December 2013) and to guarantee subscriptions for MCh$12 (Ch$0 in December 2013).

e.3) CorpBanca Agencia de Valores

•	Direct Commitments. As of June 30, 2014 and 2013, the Company does not have any direct commitments.

•	Real Guarantees in Assets Established in Favor of Third-Party Obligations As of June 30, 2014 and 2013, the Company does not have any real guarantees in assets established in favor of third parties.

•	Personal Guarantees. As of June 30, 2014 and 2013, the Company has not granted any personal guarantees.

•	Operating Guarantees
In compliance with article 30 of Law No. 18,045 (Securities Market Law), the subsidiary has established a guarantee of UF 4,000 maturing December 1, 2014 through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating Banco CorpBanca as the creditors' representative.

On September 1, 2011, the subsidiary established an additional guarantee of UF 24,000 maturing June 30, 2012, through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating CorpBanca as the depositary and custody institution.  In addition, during the month of March, the Company expanded the amount of that policy by UF 15,000, giving a total of UF 39,000.  On June 30, 2012, it renewed this additional policy for UF 39,000 from Mapfre Garantía y Crédito S.A. and expanded it to UF 54,000 maturing June 30, 2013, designating Banco CorpBanca as the depositary and custody institution. On June 30, 2013, the additional policy was renewed with Mapfre Seguros Generales S.A., reducing the amount insured to UF 26,000 maturing June 30, 2014. This last policy was not renewed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

e.4) Other Companies Included in Consolidation

As of June 30, 2014 and 2013, the following companies have not granted any guarantees that must be disclosed in these financial statements: .

•       CorpBanca Administradora General de Fondos S.A.
•       CorpBanca Asesorías Financieras S.A.
•       CorpBanca Corredores de Seguros S.A.
•       CorpLegal S.A.
•       CorpBanca New York Branch
•       SMU CORP S.A.
•       Banco CorpBanca Colombia and Subsidiaries.
•       CorpBanca Investment Trust Colombia S.A.

f)       Other Obligations

f.1) CorpBanca

•
The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service.  As of June 30, 2014 and 2013, the Bank has not transferred any customs duties obligations to its customers.

f.2) CorpBanca Corredores de Seguros

•
In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the Company renewed the following policies, taking effect April 15, 2014, and expiring April 14, 2015, through Consorcio Nacional de Seguros S.A.:

2014

Effective date April 15, 2014 and expiration April 14, 2015:

Policy	Insured Item	Amount Insured (UF)
10023878	Civil liability	60.000
10023877	Guarantee	500

f.3) CorpBanca Administradora General de Fondos S.A.

On December 19, 2013, the Chilean Treasury seized the funds deposited in account No. 1244905 at CorpBanca that the Company had in that bank for a past due tax debt for MCh$22, according to Administrative File 10305-2013 (Las Condes). On December 27, 2013, the debt was paid and the Company filed a motion to release the seized assets.

On February 7, 2014, the seized assets were released into account No. 1244905 at CorpBanca.

f.4) Other Companies Included in Consolidation

As of June 30, 2014 and 2013, the following companies have no other obligations that must be disclosed in these financial statements: .

•       CorpBanca Corredores de Bolsa S.A.
•       CorpBanca Asesorías Financieras S.A.
•       CorpBanca Agencia de Valores S.A.
•       CorpLegal S.A.
•       CorpBanca New York Branch
•       SMU CORP S.A.
•       Banco CorpBanca Colombia and Subsidiaries.
•       CorpBanca Investment Trust Colombia S.A.

g)       Penalties

g1) CorpBanca Corredores de Bolsa S.A.

During the periods ended June 30, 2014 and December 31, 2013, the Company and/or its Chief Executive Officer received the following penalties:

d.     The Company received a penalty from the Best Practices Committee of the Santiago Stock Exchange via a Ruling dated October 4, 2013, and notified on October 9, 2013, in case number 64-2012, regarding 24 advances for simultaneous operations performed by the Company for its proprietary portfolio, in its role as short seller, that were not covered on the same day as indicated in the “Specific Audit Report of Matching of Custody and Simultaneous Operations of CorpBanca Corredores de Bolsa S.A. on February 29, 2012”, dated June 6, 2012. This committee fined the Company 300 UF. No court or administrative recourse was filed against this penalty ruling and the fine was paid.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

CCLV Penalties as of June 30, 2014:

On June 9, 2014, the Company was fined 10 UF by the CCLV for annulling accepted transactions.

On June 4, 2014, the Company received a penalty from the CCLV for hedge of net seller positions during the complement period.

On May 2, 2014, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On April 4, 2014, the Company was fined 5 UF by the CCLV for modifying accepted transactions.

On February 14, 2014, the Company received a penalty from the CCLV for hedge of net seller positions during the complement period.

On January 6, 2014, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the extraordinary period.

During the same period, its directors have not received penalties from any regulator.

g2) Other Companies Included in Consolidation

As of June 30, 2014 and 2013, the following companies have no other penalties that must be disclosed in these financial statements: .

•       CorpBanca Asesorías Financieras S.A.
•       CorpBanca Agencia de Valores S.A.
•       CorpBanca Corredores de Seguros S.A.
•       CorpLegal S.A.
•       CorpBanca New York Branch
•       SMU CORP S.A.
•       Banco CorpBanca Colombia and Subsidiaries.
•       CorpBanca Investment Trust Colombia S.A.

NOTE 20 -                      EQUITY

a.	Movements in capital accounts and reserves (attributable to Bank shareholders)

As of June 30, 2014 and 2013, the Bank’s paid capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

	Common	Common
	S hares	S hares
	2014	2013
	(number)	(number)
Issued as of January 1	340.358.194.234	293.358.194.234
Issuance of paid shares	-	47.000.000.000
Issuance of shares payable	-	-
Share buyback	-	-
Sale of treasury shares	-	-

Total outstanding	340.358.194.234	340.358.194.234

i.	Purchases and Sales of Bank Shares

As of June 30, 2014 and 2013, there were no purchase or sale transactions by the Bank involving its own shares.

ii.	Subscribed and Paid Shares

2014

As of June 30, 2014, the Bank’s paid capital is represented by 340,358,194,234 subscribed and paid common shares with no par value.

2013

At an extraordinary shareholders’ meeting held November 6, 2012, shareholders agreed to increase the Bank's capital by issuing 47,000,000,000 common shares with no par value.

At an extraordinary meeting of the board of directors (January 15, 2013), the board made the following agreements related to the aforementioned shareholders’ meeting:

▪	To preferentially offer shareholders 47,000,000,000 common shares, with no par value.

▪	To set the period for exercising the preferential right on these shares as January 16, 2013 to February 14, 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

▪
To offer the issuance preferentially to the Bank’s shareholders, who will be entitled to subscribe 0.160213694 new shares for each share registered in the Shareholders’ Registry five working days before the beginning of the first preferential period.

iii.	Profit Distribution

2014

•
Regarding 2013 profit, at the EGSM held on March 13, 2014, shareholders agreed to distribute MCh$ 88,403 in earnings, representing 57% of profit for the year. The remaining 43% was left as retained earnings.

2013

•
Regarding 2012 profit, at the EGSM held on March 7, 2013, shareholders agreed to distribute MCh$ 60,040 in earnings, representing 50% of profit for the year. The remaining 50% was left as retained earnings.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Main Shareholders

For the periods ended June 30, 2014 and December 31, 2013, the Bank's main shareholders were:

Common Shares 2014	
	No. of Shares	% Ownership Interest
Corp Group Banking S.A.	154.043.852.909	45,25933%
Banco Santander on behalf of foreign investors	22.879.769.665	6,72226%
Banco de Chile on behalf of non-resident third parties	21.447.527.471	6,30146%
Banco Itau on behalf of investors	20.869.128.855	6,13152%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	20.918.589.773	6,14605%
Deutsche Bank Trust Company Americas (ADRS)	10.445.037.500	3,06884%
Sierra Nevada Investments Chile Dos Ltda.	9.817.092.180	2,88434%
Moneda S.A. AFI for Pionero Investment Fund	9.284.552.000	2,72788%
Cía. de Seguros Corpvida S.A.	7.134.390.867	2,09614%
Corpbanca Corredores de Bolsa S.A.	4.889.228.626	1,43650%
Inv. Las Nieves S.A.	3.790.725.224	1,11375%
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3.633.100.848	1,06743%
Santander S.A. C de B	3.357.338.873	0,98641%
Bolsa de Comercio de Santiago Bolsa de Valores	3.263.620.002	0,95888%
Inversiones Tauro Limtada	3.159.883.095	0,92840%
Compañía de Seguros Corpseguros S.A.	2.754.278.810	0,80923%
MBI Corredores de Bolsa S.A.	2.476.889.921	0,72773%
Inmob. E Inversiones Boquiñeni Ltda.	2.353.758.526	0,69155%
BTG Pactual Chile S.A. C de B	1.939.669.251	0,56989%
Inversiones LH S.A.	1.857.029.279	0,54561%
Other shareholders	30.042.730.559	8,82680%
Total	**340.358.194.234**	**100,00000%**

(*) In short, the Saieh Group has a 51.41% interest in CorpBanca and Subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Common Shares 2013		
	No. of Shares	% Ownership Interest	
Corp Group Banking S.A.	154.043.852.909	45,25933%	(*)
Banco Santander on behalf of foreign investors	25.377.118.381	7,45600%	
Banco Itau on behalf of investors	18.653.411.916	5,48052%	
Banco de Chile on behalf of non-resident third parties	18.024.857.961	5,29585%	
Compañía Inmobiliaria y de Inversiones SAGA Limitada	18.597.285.842	5,46403%	(1) (*)
Deutsche Bank Trust Company Americas (ADRS)	10.139.985.500	2,97921%	
Moneda S.A. AFI for Pionero Investment Fund	9.974.800.000	2,93068%	
Sierra Nevada Investments Chile Dos Ltda.	9.817.092.180	2,88434%	
Cía. de Seguros Corpvida S.A.	7.193.390.867	2,11348%	
Corpbanca Corredores de Bolsa S.A.	4.953.736.229	1,45545%	
Inv. Las Nieves S.A.	3.790.725.224	1,11375%	
Santander S.A. C de B	3.440.910.083	1,01097%	
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3.389.025.493	0,99572%	
Bolsa de Comercio de Santiago Bolsa de Valores	2.967.790.771	0,87196%	
Compañía de Seguros Corpseguros S.A.	2.928.659.561	0,86046%	
BTG Pactual Chile S.A. C de B	2.829.206.389	0,83124%	
Inversiones Tauro Limtada	2.822.883.095	0,82939%	
SN Holding S.A.	2.713.342.266	0,79720%	
Inmob. E Inversiones Boquiñeni Ltda.	2.353.758.526	0,69155%	
R CC Private Investment Fund	2.221.303.931	0,65264%	(*)
Other shareholders	34.125.057.110	10,02622%	
Total	**340.358.194.234**	**100,00000%**	

(1) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 952,160,000 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(*) In short, the Saieh Group has a 51.3760% interest in CorpBanca and Subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

d.	Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco CorpBanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

The following tables present movements in equity and income taxes for the periods ended June 30, 2014 and December 31, 2013:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

e.	Non-Controlling Interest:

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

June 30, 2014

Subsidiary	Third-Party Interest	Equity	Profit (Loss)	Other Comprehensive Income (Loss): Financial Assets Available for Sale	Effect Translation Adjustment NY Branch	Effect Hedge of Net Inv in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49,00%	2.374	(715)	-	-	-	-	-	-	(715)
Helm Corredor de Seguros	20,00%	2.344	223	-	-	-	-	-	-	223
Banco CorpBanca Colombia and Subsi-	33,72%	342.398	15.316	(1.576)	-	-	-	536	(1.040)	14.276
		347.116	14.824						(1.040)	13.784

December 31, 2013

Subsidiary	Third-Party Interest	Equity	Profit (Loss)	Other Comprehensive Income (Loss): Financial Assets Available for Sale	Effect Translation Adjustment NY Branch	Effect Hedge of Net Inv in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49,00%	2.386	(1.475)	-	-	-	-	-	-	(1.475)
Helm Corredor de Seguros	20,00%	554	83	-	-	-	-	-	-	83
Banco CorpBanca Colombia and Subsi-	33,62%	302.758	14.209	-	-	-	-	-	-	14.209
		305.698	12.817						-	12.817

June 30, 2013

Subsidiary	Third-Party Interest	Equity	Profit (Loss)	Other Comprehensive Income (Loss): Financial Assets Available for Sale	Effect Translation Adjustment NY Branch	Effect Hedge of Net Inv in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49,00%	2.291	(783)	-	-	-	-	-	-	(783)
Banco CorpBanca Colombia and Subsi-	8,07%	50.102	2.260	-	-	-	-	-	-	2.260
		52.393	1.477						-	1.477

Movements in non-controlling interest are detailed as follows:

	2014	2013
	MCh$	MCh$
Opening balance	305.698	54.370
Comprehensive income for the period	13.784	12.817
Variation in non-controlling interest	27.634	3.503
Non-controlling interest resulting from investment in Colombia	-	235.008
Closing balance	**347.116**	**305.698**

NOTE 21 -	INTEREST AND INDEXATION INCOME AND EXPENSES

This account includes income and expenses for interest and indexation that is shown in the Statement of Income for the Period.

a. As of June 30, 2014 and 2013, interest and indexation income is detailed as follows:

	As of June 30, 2014				As of June 30, 2013			
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio								
Repurchase agreements	7.415	23	-	**7.438**	1.779	1	-	**1.780**
Loans and advances to banks	4.159	-	-	**4.159**	7.087	-	-	**7.087**
Commercial loans	306.999	64.036	1.320	**372.355**	242.240	747	632	**243.619**
Mortgage loans	58.215	48.284	-	**106.499**	39.121	1.342	-	**40.463**
Consumer loans	135.671	292	341	**136.304**	91.496	7	692	**92.195**
Investment securities	18.444	4.904	-	**23.348**	22.726	(747)	-	**21.979**
Other interest or indexation income	4.805	-	-	**4.805**	1.029	120	-	**1.149**
Gain (loss) from accounting hedges	4.152	-	-	**4.152**	-	-	-	-
Subtotal	**539.860**	**117.539**	**1.661**	**659.060**	**405.478**	**1.470**	**1.324**	**408.272**

For 2014 and 2013, "interest earned" in the Statement of Cash Flows includes credits for interest, indexation and prepayment fees, net of gains (losses) on hedges (MCh$654,908 and MCh$408,272, respectively).

b. As of each period end, interest and indexation expenses are detailed as follows:

	As of June 30, 2014			As of June 30, 2013		
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(32.735)	(316)	**(33.051)**	(1.798)	(14)	**(1.812)**
Repurchase agreements	(16.874)	(21)	**(16.895)**	(5.376)	(155)	**(5.531)**
Savings accounts and time deposits	(166.767)	(12.162)	**(178.929)**	(179.912)	(467)	**(180.379)**
Borrowings from financial institutions	(10.581)	-	**(10.581)**	(6.504)	-	**(6.504)**
Debt issued	(55.319)	(49.213)	**(104.532)**	(45.070)	(1.017)	**(46.087)**
Other financial obligations	(155)	(363)	**(518)**	(170)	(575)	**(745)**
Other interest or indexation expense	(358)	(1.383)	**(1.741)**	4.887	-	**4.887**
Gain (loss) from accounting hedges	382	-	**382**	(131)	(207)	**(338)**
Total interest or indexation expense	(282.407)	(63.458)	(345.865)	(234.074)	(2.435)	(236.509)

For 2014 and 2013, "interest paid" in the Statement of Cash Flows consists of charges for interest net of gains (losses) on hedges (MCh$346,247 and MCh$236,847, respectively).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 22 -                      INCOME AND EXPENSES FROM FEES AND COMMISSIONS

Commissions earned for transactions with letters of credit are presented in the Statement of Income within "interest and indexation income".

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 23 -                      NET GAIN FROM TRADING AND BROKERAGE ACTIVITIES

The net gain (loss) from trading and brokerage activities contained in the Statement of Income consists of the following concepts:

	As of June 30,	As of June 30,
	2014	2013
	MCh$	MCh$
Trading portfolio	26.260	(176)
Derivative instruments	58.183	24.290
Other assets at fair value through profit and loss	44	2.755
Available-for-sale portfolio	14.206	13.232
Gain on repurchase of hank-issued time deposit	19	34
Loss on repurchase of bank-issued time deposit	(252)	(305)
Simultaneous operations	-	8.011
Other	234	213
Total	98.694	48.054

NOTE 24 -                      NET FOREIGN EXCHANGE INCOME

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange income is detailed as follows:

Net foreign exchange transactions	As of June 30,	As of June 30,
	2014	2013
	MCh$	MCh$
Net gains (losses) on currency positions	(21.652)	1.465
Gain on purchases and sales of currency	981	853
Other currency gains (losses)	37	228
Subtotal	(20.634)	2.546
Net gain (loss) for exchange rate adjustments
Adjustments to loans to customers	723	810
Adjustments to investment securities	437	384
Adjustments to other liabilities	(31)	(58)
Net gain (loss) on hedging derivatives	(7.500)	3.080
Subtotal	(6.371)	4.216
Total
	(27.005)	6.762

NOTE 25 - CREDIT RISK PROVISIONS AND IMPAIRMENT

Movements in credit risk provisions and impairment during the periods ended June 30, 2014 and 2013 and December 31, 2013, are detailed as follows:

As of June 30, 2014								
		Loans to Customers							
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision for Normal Portfolio MCh$	Total MCh$	
Provisions established:									
Individual provisions	(118)	(80.069)	-	-	(3.771)	-	-	**(83.958)**	
Group provisions	-	(16.208)	(4.884)	(70.813)	(855)	-	-	**(92.760)**	
Provisions established, net	**(118)**	**(96.277)**	**(4.884)**	**(70.813)**	**(4.626)**	-	-	**(176.718)**	(*)
Provisions released:									
Individual provisions	95	56.897	-		1.394			**58.386**	
Group provisions	-	7.662	3.433	31.084	642	-	-	**42.821**	
Provisions released, net	**95**	**64.559**	**3.433**	**31.084**	**2.036**	-	-	**101.207**	(*)
Recovery of charged-off assets	-	4.537	470	6.467	-	-	-	**11.474**	
Provisions, net	**(23)**	**(27.181)**	**(981)**	**(33.262)**	**(2.590)**	-	-	**(64.037)**	

	As of December 31, 2013								
		Loans to Customers							
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision for Normal Portfolio MCh$	Total MCh$	
Provisions established:									
Individual provisions	(1.054)	(193.586)	-	-	(6.108)	-	-	**(200.748)**	
Group provisions	-	(29.038)	(7.602)	(100.783)	(952)	-	-	**(138.375)**	
Provisions established, net	**(1.054)**	**(222.624)**	**(7.602)**	**(100.783)**	**(7.060)**	-	-	**(339.123)**	(*)
Provisions released:									
Individual provisions	2.330	148.563	-		4.718			**155.611**	
Group provisions	-	14.027	4.604	44.244	1.796	-	-	**64.671**	
Provisions released, net	**2.330**	**162.590**	**4.604**	**44.244**	**6.514**	-	-	**220.282**	(*)
Recovery of charged-off assets	-	5.037	1.627	10.803	-	-	-	**17.467**	
Provisions, net	**1.276**	**(54.997)**	**(1.371)**	**(45.736)**	**(546)**	-	-	**(101.374)**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 26 -PAYROLL AND PERSONNEL EXPENSES

Payroll and personnel expenses for the periods ended June 30, 2014 and 2013, are detailed as follows:

	As of June 30,	As of June 30,
	2014	2013
	MCh$	MCh$
Personnel compensation	(66.097)	(41.954)
Bonuses	(28.486)	(17.359)
Employee termination benefits	(4.797)	(1.160)
Training expenses	(711)	(331)
Other personnel expenses	(8.643)	(5.604)
Total	(108.734)	(66.408)

NOTE 27 -                      ADMINISTRATIVE EXPENSES

As of June 30, 2014 and 2013, administrative expenses are detailed as follows:

As of June 30, 2014	As of June 30, 2.013
	MCh$	MCh$
Maintenance and repair of property, plant and equ:	(5.830)	(3.231)
Office leases	(10.131)	(6.130)
Equipment leases	(1.886)	(1.571)
Insurance premiums	(8.091)	(2.978)
Office supplies	(779)	(495)
IT and communications expenses	(5.529)	(3.094)
Lighting, heating and other utilities	(2.760)	(2.121)
Security and transportation of valuables	(1.171)	(1.073)
Travel and entertainment expenses	(1.237)	(1.019)
Court and notary expenses	(578)	(530)
Fees for technical reports	(8.414)	(4.857)
Professional service fees	(707)	(396)
Securities rating fees	(9)	(33)
Regulatory fines	(60)	(7)
Comprehensive management of ATMs	(1.422)	(1.446)
Temporary outsourced services	(381)	(357)
Postage and mail expenses	(986)	(239)
Internal events	(1.199)	-
Donations	(1.101)	(423)
Contracted services	(1.024)	-
Miscellaneous contributions	(300)	-
CCA transfer services	(176)	-
Credit card miles	(1.297)	-
Credit card management	(2.564)	-
Other general administrative expenses	(5.831)	(4.756)
Subtotal	**(63.463)**	**(34.756)**
Outsourced Services	**(13.441)**	**(7.730)**
Data processing	(5.421)	(4.150)
Product sales	(160)	(138)
Credit assessments	(2.281)	(24)
Other	(5.579)	(3.418)
Board Expenses	**(730)**	**(659)**
Directors' fees	(705)	(638)
Other board expenses	(25)	(21)
Advertising	**(3.081)**	**(2.216)**
Taxes, Property Taxes and Contributions	**(15.856)**	**(7.210)**
Property taxes	(212)	(169)
Municipal business permits	(426)	(400)
Other taxes (*)	(12.826)	(4.736)
Contribution to SBIF	(2.392)	(1.905)
Total	**(96.571)**	**(52.571)**

(*) This amount corresponds primarily to taxes other than income taxes that affect CorpBanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

NOTE 28 -                      DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)           Amounts charged to profit and loss for depreciation, amortization and impairment during the periods ended June 30, 2014 and 2013 and December 31, 2013, are detailed as follows:

	As of June 30,	As of December 31,	As of June 30,
	2014	2013	2013
	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment	(7.736)	(12.680)	(4.300)
Amortization of intangible asset (Note 12)	(18.182)	(29.608)	(10.821)
Balances as of June 30	(25.918)	(42.288)	(15.121)

b)     Impairment:

As of June 30, 2014 and 2013, impairment expenses are detailed as follows:
	As of June 30,	As of June 30,
	2014	2013
	MCh$	MCh$

Impairment of financial assets available for sale	-	-
Impairment of financial assets held to maturity	-	-
Impairment of property, plant and equipment	-	-
Impairment of goodwill and intangible assets	-	-

Total	-	-

At each reporting date, Banco CorpBanca and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset's recoverable amount.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

A)	Financial Assets

As of each reporting date, CorpBanca and its subsidiaries assess whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. Evidence of impairment may include, among other examples, debtors or a group of debtors with significant financial difficulties, non-compliance or delinquency in principal or interest payments, the potential to declare bankruptcy or undergo another form of financial reorganization, or observable data that indicate a measureable reduction in estimated future cash flows, such as adverse changes in the status of past due payments or in the economic conditions related to such non-compliance.

CorpBanca and subsidiaries performed impairment tests on these assets, concluding that there is no indication of impairment as of the date of these financial statements.

B) Non-Financial Assets

The carrying amounts of non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree's assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 "Impairment of Assets", annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

Upon evaluating whether any indication of impairment exists for an asset, the entity shall consider at least the following factors:

External sources of information:

(a) during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.
(b) adverse conditions in the technological, market, economic or legal environment.
(c) increase in interest rates.
(d) market value of equity lower than carrying amount.

Internal sources of information:

(a) evidence of obsolescence of physical damage of an asset.
(b) Plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite.
(c) decrease or expected decrease in an asset's performance.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.
Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standard. Any impairment loss in revalued assets is treated as a decrease in the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset's revised carrying amount, less its potential residual value, systematically over the remaining useful life.
If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset's revised carrying amount to its tax basis in accordance with IAS 12.

NOTE 29 -                      RELATED PARTY TRANSACTIONS4

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company's management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company's by-laws or are justifiably identified by the directors' committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

_________________________

4 The variations between the information presented in 2014 versus 2013 are due to new consolidated information incorporated from Colombia as well as provisions resulting from SBIF Ruling 3,561.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

a.	Loans to Related Parties

As of June 30, 2014 and 2013 and December 31, 2013, loans to related parties are detailed as follows:

June 30, 2014	Productive Businesses	Investment Companies	Individuals
	MCh$	MCh$	MCh$
Loans and Receivables			
Commercial loans	144.039	45.691	1.842
Mortgage loans	-	-	15.134
Consumer loans	-	-	5.270
Gross Loans	**144.039**	**45.691**	**22.246**
Loan provisions	(2.821)	(1.422)	(133)
Net Loans	**141.219**	**44.269**	**22.113**
Contingent loans	94.658	387	3.280
Provisions for contingent loans	(118)	(5)	-
Net Contingent Loans	**94.540**	**382**	**3.280**

December 31, 2013	Productive Businesses	Investment Companies	Individuals
	MCh$	MCh$	MCh$
Loans and Receivables			
Commercial loans	161.421	193.076	1.915
Mortgage loans	-	-	16.267
Consumer loans	-	-	4.956
Gross Loans	**161.421**	**193.076**	**23.138**
Loan provisions	(2.334)	(10.792)	(86)
Net Loans	**159.087**	**182.284**	**23.053**
Contingent loans	71.530	337	2.167
Provisions for contingent loans	(73)	(5)	(1)
Net Contingent Loans	**71.457**	**332**	**2.166**

June 30, 2013	Productive Businesses	Investment Companies	Individuals
	MCh$	MCh$	MCh$
Loans and Receivables			
Commercial loans	149.240	34.592	739
Mortgage loans	-	-	20.760
Consumer loans	8	23	7.014
Gross Loans	**149.248**	**34.615**	**28.513**
Loan provisions	(6.504)	(87)	(135)
Net Loans	**142.744**	**34.528**	**28.378**
Contingent loans	24.073	-	6.025
Provisions for contingent loans	-	-	-
Net Contingent Loans	**24.073**	-	**6.025**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

b.	Other Related Party Transactions

For the periods ended June 30, 2014 and 2013, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 30 -                      RISK MANAGEMENT

1.	Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments. The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At CorpBanca, the board of directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank's risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the board of directors is to monitor, evaluate and guide upper management to ensure that their actions are in line with best practices.  To accomplish this, various Committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank's risks.

Directors’ and Audit Committee

The purpose of the Directors Committee is to strengthen self-regulation within the Bank, thus improving the efficiency of the directors’ supervisory activities.  This committee is responsible for, among other functions, examining accounting and financial reports, transactions with related parties and compensation of managers and senior executives.

The Audit Committee’s objective is to promote efficiency within the Bank’s internal control systems and compliance with regulations. In addition, it must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a bridge between the internal audit department and the external auditors as well as between these two groups and the board of directors.

At a meeting of the board of directors on August 30, 2011, the board agreed that the Directors' Committee would take on additional functions of an audit committee and its name would be changed to the Directors'-Audit Committee.

Corporate Governance Committee

The Corporate Governance Committee is a consultation body of the board of directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it is responsible for evaluating the current practices and policies, proposing and making recommendations to the board of directors on improvements, reforms and adjustments that it deems appropriate, also ensuring proper implementation and application of these corporate governance practices and policies defined by the Bank's board of directors.  The Committee performs these functions for the Bank, its divisions, its subsidiaries and its foreign entities.

The Committee is comprised of five members of the board of directors and may include external advisors. It is chaired by Catalina Saieh Guzmán. The other members are Ana Holuigue Barros, Rafael Guilisasti Gana, José Luis Mardones Santander and Gustavo Arriagada Morales. Its permanent advisor is Alejandro Ferreiro Yazigi. During 2013, the Corporate Governance Committee met 9 times.

This Committee is governed by its by-laws, as well as applicable SBIF regulations, general character standards from the SVS, the General Banking Law, the Corporations Law and other current laws and regulations or others issued in the future on these matters. The work of this Committee is also particularly based on the principles of the Organization for Economic Cooperation and Development (OECD) as well as of the Basel Committee on Banking Supervision with regards to good governance matters in financial companies.

During 2013, the Committee approved the by-laws that govern the Committee in terms of its composition and quorum for meeting, as well as its functions, powers and sessions.

Loan Committees

These committees are comprised of executives from the commercial and risk divisions as well as directors based on the required credit attributions and are intended to make decisions on different loan transactions and conditions that involve credit risk for the Bank. In addition, the highest decision-making authority—the Executive Committee—approves new, amended and/or updated credit policies.

Commercial Risk Committee

The objective of this committee is to evaluate risk policies, mechanisms and procedures in place as well as to recommend measures and adjustments that help optimize the risk-return ratio for all segments within retail or consumer banking, maintaining risk in line with the returns sought by the Bank, granting flexible and specialized services that meet their customers’ needs. It proposes policies and strategies to improve diverse credit risk management processes in order to evaluate, rate and control the Bank's internal processes to guarantee effective compliance and achieve proposed objectives. It reports directly to the Bank's board of directors and is comprised of several directors other than the members of the Directors'-Audit Committee.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Asset-Liability Committee (ALCO)

This committee is responsible for establishing the policy framework for financial risk management, in accordance with guidelines defined by the board of directors and current legislation, as well as reviewing macroeconomic and financial conditions, the risks taken by the Company and the results obtained. Its main function is divided between commercial and financial matters. It approves the strategies that guide the Bank's composition of assets and liabilities, cash inflows and outflows and transactions with financial instruments. This was done so that, after considering the diverse alternatives available, the Bank makes the decisions that ensure the highest and most sustainable returns with risk levels that are compatible with the financial business, current regulations and internal standards.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, maintaining itself informed of work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer.

Compliance Committee

The purpose of this committee is to monitor compliance with the Codes of Conduct and other complementary rules; establish and develop procedures necessary for compliance with these codes; interpret, administer and supervise compliance with these rules; and resolve any conflicts that may arise.  This committee is comprised of one director; the Chief Executive Officer; the Legal Services Division Manager; the Organizational Development Division Manager and the Compliance Officer.

Office of the Comptroller

The main function of the Office of the Comptroller is to support the board of directors and upper management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

CorpBanca’s objective is to continue progressing to become the best bank and have first-rate human capital.  All associates and directors of CorpBanca and its subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients' trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct, approved in 2008 by the Bank’s management and the Audit Committee.

2.	Main Risks Affecting the Bank:

2.1           Quantitative and Qualitative Information Regarding Credit Risk

For CorpBanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank's portfolio management efforts, striving to maintain a proper risk/return ratio.

CorpBanca’s credit risk management is based on the following key elements:

-	Loan Policies.
-	Loan approval processes.
-	Sound risk culture that is consistent with the Bank's strategy.
-	Regulatory and preventative outlook on risk.
-	Human resources with considerable expertise in loan-related decision making.
-	Active participation from Credit Risk Management in the approval process, using a market segmented structure.
-	Defined monitoring and collections processes with involvement from the Commercial, Risk, Rating and Asset Control Areas.
-	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.
-	The Companies Risk Division fulfills a checks-and-balances function for the commercial areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.  The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc.

The Bank’s risk management tool divides its portfolio into the following categories:

-	Normal Risk Portfolio
-	Special Observation Portfolio
-	Default Portfolio

 Normal Risk Portfolio

The risk involved is reviewed at the following times:

-	For each loan proposal upon initial granting, renewals and for special transactions.
-	When deemed necessary by the Rating and Asset Control Division or the Companies Credit Risk Division.

-	Whenever the account executive determines that relevant changes have occurred in any of the debtor’s risk factors that may imply greater risk.
-	Through a monthly sample provided by the warning system.
-	Through periodic review by diverse centers of responsibility.

Watch List

An asset under special observation (SO) presents weaknesses that can correct themselves, but requires special attention from each account executive and the Rating and Asset Control Division. Payment outlooks are satisfactory but may deteriorate if these weaknesses are not corrected. Loans in this category do not necessarily present expected losses for the Bank.

To safeguard the credit quality of loans, the Bank has established that the commercial segments must maintain a minimum of 5% of the Bank's commercial portfolio under special observation.

The SO portfolio is managed by the Commercial Areas. These areas must comply with action plans established by the Special Observation Committee.

The SO portfolio is also reviewed by the Special Observation Committee, which is composed of the Companies Credit Risk and/or Credit Risk Division Manager, Rating and Asset Control Division Manager and the corresponding Commercial Area Managers, based on the following timetable:

Every 4 months	Debtors are reviewed using these strategies:

	V1	Exit
	V2	Guarantee
	V3	Reduce

Every 6 months	V4	Continue
Every 2 months	V5	Structured exit
If the loan remains unpaid.

The committee reviews all debtors classified individually as under special observation, which controls 93% of the Bank's commercial portfolio on a case-by-case basis.

The Risk Manager of each commercial segment and the Rating and Asset Control Division Manager are responsible for monitoring the account executive’s compliance with action plans and any agreements made by the Special Observation Committee.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Debtors on the watch list must be included in the following action plans, depending on the type of problems that affect them:

Debtors with exit plans.

The Bank made the decision to completely eliminate the risk. For these debtors, there must be a defined payment plan.	V1
Debtors with plans to increase guarantee coverage.	V2
Debtors with plans to decrease exposure. Decrease debt to an amount that is comfortable for the Bank.	V3
Debtors with monitoring plans.
Less degree of concern. Example: monitoring the capitalization of a company that is committed but not executed, one-time delays in payments, payment of claims questioned by the insurance company.

V4
Debtors with structured payment plans. Defined payment plan for all debt. Only requires monitoring that installments are paid on time.	V5
Debtors declared as satisfactory assets. They were eliminated from the system after having satisfactorily complied with agreed-upon action plans.	V0
Variables that determine the classification of an asset under Special Observation.

1.           Using warning signs, which may include:

Qualitative aspects of debtor (some examples)

-	Change of owner, partner or guarantor
-	Problems between partners
-	Change of marital regime of guarantors
-	Change of ownership of property, plant and equipment
-	Labor conflicts
-	Quality of financial information
-	Adverse situation in industry or market in which debtor does business
-	Regulatory changes
-	Damage to facilities

Quantitative aspects of debtor (some examples)
-	Decrease in sales
-	Decrease in gross or operating margins
-	Increase in cash cycle (inventory permanence, age of receivables)
-	Increase in bank debt
-	Significant withdrawals by partners
-	Increase in investments in and receivables from related parties
-	Major investment projects

Payment behavior
-	Requesting continual renewals
-	Continuous internal overdrafts
-	Unpaid balances more than 30 days past due in financial system and/or past-due portfolio
-	Documents issued with insufficient funds
-	Scarce movements in current account
-	Unexplained labor and other violations
-	Number of defaults in Bank and financial system

2.           Debtor risk rating

When the customer should be classified in category A6 or worse

3.           Debtor analysis

As a result of renewals of lines of credit or requests for particular loans, the commercial and financial situation are reviewed.

-	Who classified the debtor as under Special Observation?
▪	Account Executives
▪	Risk Managers
▪	Loan Approval Committees
▪	Past-due Portfolio Committee
▪	Rating and Asset Control Manager
▪	Commercial Managers

-	To whom was the request for classification made?
▪	Rating and Asset Control Manager

-	Who changes plans within Special Observation or excludes customers from this segment?
▪	The Rating and Asset Control Division is the only entity that can change, modify or exclude a customer under Special Observation.

-	How is a customer removed from Special Observation?
▪	The request is submitted to the committee, which then studies the information and approves or rejects the request.

-	How is the Commercial Area informed of the Committee's agreements?
▪	Through minutes issued by the Rating and Asset Control Manager.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Default Portfolio

This includes the entire portfolio managed by the Normalization Division. All customers with individual ratings of C1 and all customers that have defaulted on any loan regardless of their rating should be transferred to this division.

The Rating and Asset Control Division reviews compliance with this provision on a monthly basis.

This portfolio is reviewed on a monthly basis by the Ratings and Asset Control Area, which also meets periodically with the Loan Restructuring Manager.

Derivative Instruments

The Bank has strict controls for derivative contracts negotiated directly with its counterparties.  Credit risk is limited to the fair value of contracts that are favorable for the Bank (asset position), which only represents a small fraction of the notional values of those instruments.  This exposure to credit risk is managed as part of the loan limits for customers, together with potential exposure from market fluctuations.  In order to mitigate risk, the Bank tends to operate with counterparty deposit margins.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include guarantors and pledges, documentary letters of credit, bank guarantees and commitments to grant loans.

Cosignatories and sureties represent an irrevocable payment obligation.  In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness.  Bank guarantees are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Regarding commitments to grant loans, the Bank is potentially exposed to losses equivalent to the unused total of the commitment.  However, the likely amount of the loss is less than the unused total of the commitment.  The Bank monitors the maturity of lines of credit because generally long-term commitments have greater credit risk than short-term commitments.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards.  The following table summarizes financial assets by credit quality:

June 30, 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

December 31, 2013

FINANCIAL RISK MANAGEMENT

Definition and Principles of Financial Risk Management
Market Risk

Definition

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This exposure stems from both the trading book, where positions are valued at fair value, and the banking book, which is at amortized cost. The different valuation methodologies require the use of diverse tools to measure and control the impact on either the value of the Bank's positions or its financial margin.  .

Decisions as to how to manage these risks are reviewed by committees, the most important of which is the Asset-Liability Committee (ALCO).

Each of the activities are measured, analyzed and reported on a daily basis using different metrics to ascertain their risk profiles.

The following section describes the main risk factors along with the tools we use to monitor the most important impacts of market risk factors to which the Bank and its subsidiaries are exposed.

Risk Factors

Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.

The main sources of foreign exchange risk are:

- Positions in foreign currency (FX) within the trading book.
- Currency mismatches between assets and liabilities in the banking book.
- Cash flow mismatches in different currencies.
- Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank's income statement and equity. This effect is known as "translation risk".

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of trading instruments and the net interest margin and other gains from the banking book such as fees. Likewise, fluctuations in interest rates can affect the underlying value of the Bank's assets and liabilities and of derivative instruments that are recorded off balance sheet at fair value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin and equity.

Movements in interest rates can be explained by at least the following risk factors:

•	Systemic risk

•	Funding Liquidity Risk

•	Credit risk

•	Specific risk

Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market's degree of depth.

Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

Management Principles

The following principles govern the market risk management efforts of CorpBanca and its subsidiaries:

•
Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

•
The Bank's organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement and management are performed and reported independently using a dual-control system.

•	Trading of new products and participation in new markets can only take place if:

o	The product has been approved by the Bank's New Product Committee.

o	A full assessment has been conducted to determine if the activity falls within the bank's general risk tolerance and specific commercial objectives.

o	Proper controls and limits have been set for that activity.

•	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.

•	Trading positions are valued each day at fair value in accordance with the Valuation Policy.

•	All trades must be executed at current market rates.

Funding Liquidity Risk

Definition

Funding liquidity risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.

•	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•	the Bank to avoid fines or regulatory penalties for not complying with regulations.

Management Principles

The principles used to manage funding liquidity risk include:
•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca's strategic business objectives.

•
Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

•
The Bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The Bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

•
CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty's inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committee.

Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

Furthermore, the Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Corporate Governance Structure and Committees

CorpBanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite, and

•	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

In order to guarantee the flexibility of management efforts and communication of risk levels to upper management, a network of committees has been established, detailed as follows:

•
Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•
Market and Proprietary Trading Committee: Meets weekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Financial Management Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

•	Liquidity Management Committee: Meets biweekly to analyze management of funding liquidity risk.

•
Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•
Board of Directors The board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The Divisions in charge of managing market and funding liquidity risk are:

The Treasury Division is responsible for managing market risk. Its primary objective is to generate or conduct business with customers while its secondary function is to carry out proprietary trading.

The Finance and International Division is responsible for managing all structural risks in the markets in which it operates through the Financial Management and Liquidity Management Areas in order to provide greater stability to the financial margin and ensure suitable levels of solvency and liquidity.

As with the structure for financial risk at a corporate level, each local financial risk unit arranges its functions based on the specific characteristics of the business, operations, legal requirements or other relevant aspects.

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

Corporate Financial Risk Area:

•	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.

•	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.

•	To know, assimilate and adapt internal and external best practices.

•	To drive commercial activity to attain risk-weighted results.

•	To consolidate, analyze and control financial risk incurred by all perimeter units.

Local Financial Risk Units:

•	To measure, analyze and control the risks under their responsibility.

•	To adapt and embrace corporate policies and procedures through local approval.

•	To define and document local policies and lead local projects.

•	To apply policies and decision-making systems to each market.

•	To adapt the organization and management schemes to corporate frameworks and rules.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Monitoring and Controlling Financial Risk

Market Risk

Management Tools

Internal Monitoring

Limits and Warning Levels

Trading Book

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2014.

Value at Risk (VaR)

The Value at Risk (VaR) methodology is the main tool for controlling market risk in the trading book. Its appeal lies in its providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating the risk exposures with the observed distribution of market factors.

The Bank assigns global limits based on its activities in different markets.  In addition, in order to complement these global limits, VaR sublimits are defined using diverse variables such as market volatility, volume, liquidity and return on capital.

The following table presents the use of VaR during 2014 for the Bank and its Chilean and foreign subsidiaries.

VaR Statistics for Bank and Subsidiaries

Figures in millions of Chilean pesos (MCh$)

		2014		
		April	May	June
CORPBANCA CHILE	Treasury VaR	807,28	838,02	757,30

* *VaR at a 95% confidence level and a one-day horizon.*

CONSOLIDATED COLOMBIA (CorpBanca & Helm Bank)	Treasury VaR *Limit*	182,29	188,27	310,21

* *VaR at a 99% confidence level and a one-day horizon.*

CORPBANCA CORREDORA DE BOLSA S.A.	Total VaR	42,62	53,32	44,39

* *VaR at a 99% confidence level and a one-day horizon.*

CORPBANCA NEW YORK	Total VaR	9,14	8,96	9,06

* *VaR at a 95% confidence level and a one-day horizon.*

TABLE 1: VAR CONSUMPTION FOR THE BANK AND ITS SUBSIDIARIES

The following graphs show the daily evolution of the VaR during 2014 for the Bank and its subsidiary in Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

VaR Backtesting

VaR backtesting is carried out at a local and corporate level by the different financial risk units. The backtesting methodology is applied consistently to all of the Bank's portfolios. These exercises consist of comparing the estimated VaR measurements at a determined level of confidence and time horizon against the real results of losses obtained during the same time horizon. The methodology used compares the results obtained without considering the intraday results or changes in positions within the portfolio. This method corroborates the individual models' ability to value and measure the risks from the different positions.

The following table shows trends in P&L and VaR for Chile.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The graph presented above shows VaR movements with data from 300 days of history and the Bank's results in Chile. Based on the graph, during the time frame indicated, there were 12 exceptions over the daily VaR. In order to validate the VaR method, the Frequency or Kupiec Test places the model within a green area of permanence with a parameter of acceptability of 5%, indicating that the model approves or validates the Frequency Test.

Interest Rate and Currency Sensitivity

Measuring interest rate and currency sensitivity is one of the main tools for monitoring market risk in the trading book, enabling the Bank to break down, understand and report on the directional positions to which it is exposed.

Interest rate and currency sensitivity is monitored on a daily basis and is limited by the VaR limits established for each portfolio.

At the same time, exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions and statistics for 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also controls the risks associated with the currency options portfolio with additional limits, which promote the product as a customer necessity, more than as trading positions.
•	Gamma Risk Limit or Effect of Convexity of Options

•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The following graphs show the use of limits as of June 30, 2014, and trends in their use in Chile and the Colombian subsidiary.

Index
	June 2014
	Limit [MCh$]	Value [MCh$]
Gamma Risk	50	10
Vega Risk	3000	75

                   TABLE 9: CONSUMPTION OF GAMMA AND VEGA RISK JUNE 30, 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The following graphs show the use of gamma and vega limits as of June 30, 2014, for our subsidiary in Colombia.

             TABLE 12: CONSUMPTION OF GAMMA AND VEGA RISK JUNE 30, 2014 CORPBANCA COLOMBIA

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Banking Book

The banking book consists primarily of:

Assets
•	Cash

•	Commercial, mortgage and consumer loans from the commercial areas.

•	Fixed-income instruments classified as available for sale or held to maturity.

Liabilities
•	Demand deposits

•	Time deposits

•	Senior and subordinated bonds

•
Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The banking book's main risks and the tools used to monitor, control and manage these risks are described below.

DV(90)

The banking book includes a portfolio of financial investments classified as available-for-sale instruments. The size of the portfolio is monitored using the sensitivity of the fair value to an increase of 90 bps in valuation rates, which must be less than 5% of regulatory capital.

The following graph shows the evolution of the index compared with its limit for Chile.

The same limit applies to the available-for-sale portfolio in Colombia. The size of the portfolio is determined by the limit that establishes a maximum volatility of 3.5% of Technical Capital (known as Regulatory Capital in Chile). This limit was modified in mid-April 2014.

The following graph shows the evolution of the index compared with its limit for Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Note that the limit adjustment in mid-April is due mainly to an increase in Technical Capital as a result of consolidating Helm.

Sensitivity to Indexation

CorpBanca's balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the Bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of June 30, 2014, and the mismatch statistics during the year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The following graph shows trends in this mismatch during 2014 and the Bank's relative ease in managing this risk. Throughout 2014, exposure remained at moderate levels.

Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bps variations in the reinvestment rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank's annual net income. During 2014, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates.

The Market Value Sensitivity (MVS) index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bps increase in the valuation rates of assets and liabilities.

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Structural Exchange Rate Risk

Structural exchange rate risk arises from the Bank's positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the net income and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of June 30, 2014, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.23 billion).

The Bank hedges part of these positions on a permanent basis using currency derivatives.

Stress Tests

These exercises allow weaknesses in positions and the balance sheet structure to be diagnosed.  From this, the Bank can create a critical factor plan to be used before such scenarios come about, or a contingency plan for when the scenarios have already taken place or the estimated probability of occurrence is high.

Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

The results of the market stress tests on the trading book are reported periodically to the ALCO and the board of directors.

Stress tests conducted during 2014 indicated that none of the critical scenarios considered would affect the Bank's solvency.

The list below contains some of the linear and historical sensitivity scenarios analyzed.

Scenarios	Description
1	Parallel shift of +50 bps
2	Parallel shift of +75 bps
3	Parallel shift of +100 bps
4	Steepening of 0 to 100 bps in 5 years
5	Twist of 25 bps pivoting in 5 years
6	Shock to inflation compensation of +200 bps
7	Shock to inflation compensation of -70 bps
8	Shock of +80 bps to Libor-Camara curve
9	Fall of Lehman Brothers (September 2008)
10	Recomposition of AFP portfolios (March 2009)

                      TABLE 21: TRADING BOOK

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Banking Book

Market stress tests are also performed to test the banking book under diverse extreme scenarios in order to estimate the potential losses they would generate on both the interest margin and on capital.

The results of the market stress tests on the banking book are disclosed periodically to the ALCO and the board of directors.

Scenarios	Description
1	Parallel shift of 100 bps, +50 bps inflation compensation
2	Parallel shift of 200 bps, +100 bps inflation compensation
3	Parallel shift of 300 bps, +150 bps inflation compensation
4	Ramp of 0 to 100 bps in 1 year, +50 bps inflation compensation
5	Inverse ramp of 0 to 100 bps in 1 year, -200 bps inflation compensation
6	+3 standard deviations, +50 bps inflation compensation
7	+6 standard deviations, +150 bps inflation compensation
8	Shock to inflation compensation of +200 bps
9	Global recession, A inflation compensation: -200bps
10	Global recovery, A inflation compensation: +200bps

                         TABLE 22: BANKING BOOK

Methodologies

Trading Book

Value at Risk - VaR

For the calculation of VaR, the non-parametric method of historical simulation is used, which consists of using a historical series of prices and the position at risk from the trading book.

A time series of simulated prices and yields is constructed with the assumption that the portfolio was conserved for the period of time of the historical series. The VaR tries to quantify a threshold of expected losses, which should only occur a certain percentage of times based on the level of confidence used in the calculation.

Rate Sensitivity

Sources of rate risk include forwards, swaps and options. Rate sensitivity is calculated and reported by portfolio, by relevant discount curve and by maturity.

The present value of the portfolio is stressed by 1 bp. In other words, the present value is calculated by increasing the respective discount rate by 1 bp. The sensitivity of options is calculated using the theta value.

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

•	DV01: Sensitivity to 1 bp variation in rate i at band m.
•	PV: Present value of portfolio's cash flows.
•	PV’im: Present value of portfolio's cash flows with shock of 1 bp in rate i at time band m.

•	Pim: Net position in CLP at time band i, currency m.
•	rim: Representative rate of currency m, time band i.
•	Ti: Representative maturity of time band i.

Currency Sensitivities

Sources of exchange rate risk come from both balance sheet and off-balance sheet positions such as derivatives.
Currency or position sensitivity corresponds to the market valuation of each cash flow in the currency of origin. That is, the cash flows in foreign currency expressed at present value.

•	PV: Present value of portfolio's cash flows.
•	PV’m: Present value of portfolio's cash flows with shock of 1 unit in exchange rate of currency m with respect to USD.

Banking Book

Sensitivity to Indexation

Sources of indexation risk come from both balance sheet and off-balance sheet positions such as derivatives that, as a result of a change in indexation units (UF, UVR or others), impact the Bank's net income.

As with currency sensitivity, indexation sensitivity is the market valuation of each indexed cash flow. That is, the cash flows in indexation units expressed at present value.

•	PV: Present value of portfolio's cash flows.
•	PV’m: Present value of portfolio's cash flows with shock of 1 unit in indexation unit.

Sensitivity of Financial Margin

This measures the impact caused by a movement of 100 bp, over a twelve-month horizon, in the Bank's financial margin (interest earned less interest paid).

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to 1Y included.

•	Annual Income Sensitivity.
•	Pim: Net position in CLP in respective time band.
•	∆r: Variation of 100 bp.
•	Ti: Representative maturity of time band i.

Sensitivity of Economic Capital

This measures the sensitivity of the market value of the cash flows associated with assets and liabilities in the event of a parallel change of 100 bp in the relevant discount curve.

The information required to calculate the index is obtained from the cash flows of the Bank's entire portfolio using data from the banking book.

The present value of the aggregate flows are discounted using the average terms of the respective time bands. Then the present value is calculated similarly with a shock increasing the respective discount rate by 100 bp.

•	MVS: Market Value Sensitivity.
•	PVim: Present value of the cash flows of time band i, currency m.
•	PV’im: Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

•	Pim: Net position in CLP at time band i, currency m.
•	rim: Representative rate of currency m, time band i.
•	Ti: Representative maturity of time band i.

Regulatory Monitoring

Regulatory monitoring of market risk exposure is measured in accordance with the provisions established in chapter III.B.2 of the Compendium of Financial Standards from the Chilean Central Bank and in Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions both for the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity's financial margin and present value.

The limits established for the trading book are for exposure to interest rate risk and exchange rate risk. The difference between the regulatory capital recorded by the financial institution and the sum of the following two items cannot be negative: (i) the product of the credit risk-weighted assets defined in article 67 of the General Banking Law and the minimum percentage established for regulatory capital in article 66 of that law, and (ii) the sum of the trading book's exposure to interest rate risk and the exchange rate risks for the entire balance sheet measured in accordance with the Basel standard methodology with some important differences where exchange rate exposure stands out. As indicated in the paragraph above, the Bank must always comply with the following ratio:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Market risk exposure in accordance with regulatory methodology is detailed below:

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank's exposures to market risks is explained in more than 82% of the cases by the effect of our investment in CorpBanca Colombia. As of June 30, 2014, this investment amounted to approximately US$1.23 billion. The main variation over 2012 stems from the incorporation of Helm Bank in our financial statements. This exposure to exchange rate risk—Chilean peso vs. Colombian peso—is considered structural in the sense that it arises from a long-term investment.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

It is also worth mentioning that in accordance with Chilean regulations, a sensitivity factor of 35% is applied to net exposures in foreign currencies of countries other than those classified as AAA or their equivalent. The standard sensitivity factor in the Basel standards is only 8%. As a result, the capital consumption that the Bank must report to comply with local regulations is more than 4 times greater than if international recommendations were applied.

The regulatory model for market risk in Colombia, as in Chile, is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price).  The volatilities applied to each of the factors are established by regulators. This result is used for the solvency margin, to which a factor equivalent to 100/9 is applied.

Chilean regulations also require banks to establish limits for their market risk exposure in their banking book, which includes limits based on sensitivity in the financial margin and volatility in its equity value. Measurement of exposure to interest rate and indexation risks in the banking book must consider both the short-term impact on the capacity to generate net interest and indexation income and the fees sensitive to changes in interest rates, as well as the long-term impact on the institution's economic value of adverse movements in interest rates.

The banking book's exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 27% of regulatory capital. Both limits were presented and ratified by the Bank's board of directors.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

The exposure of regulatory limits in the banking book for Chile are detailed as follows.

Short-term Limit	30-06-2014
Exposure	**52.154**
Rate risk	25.645
Indexation risk	22.644
Reduced revenue (fees sensitive to interest rates)	3.865
Limit	**118.667**
% Consumption	**43,9%**

Financial Margin plus Fees (12 months)	**339.050**
Percentage limit over financial margin	35,0%
Short-term limit	118.667
Consumption with respect to financial margin	**15,4%**

Long-term Limit	30-06-2014
Exposure	**185.178**
Rate risk	185.178
Limit	**582.300**
% Consumption	**31,8%**

Regulatory capital (RC)	**2.156.666**
Percentage limit over regulatory capital	27%
Long-term limit	582.300
Consumption with respect to RC	**8,6%**

TABLE 25: MARKET RISK LIMIT FOR BANKING BOOK

Finally, regulatory provisions in Colombia do not establish methodologies for determining market risk exposure for the banking book. However, they are monitored, controlled and reported on a daily basis using the internal methodologies described above.
Funding Liquidity Risk

Management Tools

In order to comply with risk management objectives for funding liquidity risk, the monitoring and control structure is centered mainly on the following focal points:

•	Short-term maturity mismatch

•	Coverage capacity using liquid assets

•	Concentration of funding sources

Additionally, the monitoring and control structure for liquidity risk is complemented with stress testing in order to observe the institution's ability to respond in the event of illiquid conditions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Internal Monitoring

Limits and Warning Levels

Thirty-day Liquidity Coverage Ratio

In order to safeguard the Bank's payment capacity in the event of illiquid conditions, a minimum has been established for the instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources.

The limit for the liquidity coverage ratio is 50% of the 30-day mismatch in consolidated currency.
The composition of liquid assets as of June 30, 2014, after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Daily Wholesale Maturities

In order to control concentration of funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers. This monitoring is conducted with a daily limit of MCh$50,000 of maturities per day.

Special treatment is given to this customer segment for two reasons:

•	They individually represent an important percentage of CorpBanca's business.

•
Given the profile of these customers in the wholesale segment, the renewal rate for these deposits tends to be lower. This last reason is consistent with cash disbursement models in regulatory reports, which do not assume that wholesale customers will renew deposits.

The maturity profile for wholesale deposits is monitored on a daily basis. As a result, excesses are detected and reported based on the structure of the maturity profile. Forecasted excesses must be justified the day after they are reported and must then be managed.

Warning Levels for Liquidity Requirements

In addition to monitoring and reporting all internal limits on a daily basis, senior management is informed each month through the ALCO and the board of directors is informed each quarter. Special importance is placed on the Bank's liquidity position by presenting an analysis of measurements of concentration, performance, premiums paid and/or other relevant variables.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Monitoring Funding Sources

Monitoring of variations in the stock of short-term funding such as time and demand deposits for each of the segments represents a key variable in monitoring the Bank's liquidity. Identifying abnormal volatilities in these funding sources enables the Bank to quickly foresee possible undesired liquidity problems and thus to suggest action plans for managing them.

During 2014, different strategies were implemented to diversify liabilities, including: diversifying time deposits, expanding stable funding sources such as on-line time deposits by individuals and issuing bonds.
These strategies enabled the Bank to continue to improve its funding structure, providing more stable funding.

Survival Horizon under Individual Stress

As a function of stressed maturities and renewal ratios, days of survival are estimated based on projected liquidity needs and the portfolio of available liquid assets.  Based on these scenarios, any significant deviation is studied to determine whether action plans need to be implemented.

Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.

In particular, three types of scenarios are modeled:

•
Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

•
Systemic Crisis: Local weakening of financial and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

•
Global Crisis: Global weakening of financial, credit and economic conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, decreased exposure to credit risk (replaced by sovereign risk), increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Regulatory Monitoring

In accordance with Chapter III B.2 from the Chilean Central Bank and Chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

This measurement is determined for controlling the liquidity position of the Bank itself and of its subsidiaries. The maturity mismatch calculation is carried out separately for domestic and foreign currency, setting limits based on capital and cash flows accumulated at 30 and 90 days:

•	The maturity mismatch in all currencies for periods less than or equal to 30 days must be less than or equal to the Bank's basic capital.

•	The maturity mismatch in foreign currencies for periods less than or equal to 30 days must be less than or equal to the Bank's basic capital.

•	The maturity mismatch in all currencies for periods less than or equal to 90 days must be less than or equal to twice the Bank's basic capital.

In full compliance with the Chilean Central Bank and the Superintendency of Banks and Financial Institutions, CorpBanca's board of directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

The table below shows the use of internal mismatch limits as of June 30, 2014, and some consumption statistics for the year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

             TABLE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2014

             TABLE 30: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2014

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

             TABLE 31: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2014

In the Colombian market, the regulatory measurement known as the standard LRI model measures 7 and 30-day mismatches. It allows entities to quantify the level of minimum liquid assets, in domestic and foreign currency, that they should maintain each day in order to, at least, meet their payment obligations fully and on time. Entities must be capable of measuring and forecasting the cash flows of their assets, liabilities, off-balance sheet positions and derivative instruments for different time horizons in both normal scenarios and crisis scenarios where cash flows vary significantly from expectations as a result of unforeseen changes in markets, the entity or both.

The following tables show the evolution of the 7 and 30 day RLI in Colombia in 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

NOTE 31 -	EVENTS AFTER THE REPORTING PERIOD

CORPBANCA

a)	Evaluation of Strategic Partnership Requested by IFC

On July 4, 2014, CorpBanca was informed by its controller, Corp Group, that on July 2, 2014, the International Finance Corporation (“IFC”) formally communicated its decision to hire an investment bank to evaluate the terms and conditions of the agreement to merge with Banco Itaú Chile and the subsequent taking of control of the merged bank by Itaú Unibanco.  Hereinafter, the “evaluation of the transaction would be in addition to those already issued by investment banks Bank of America Merrill Lynch and Goldman Sachs that were taken into consideration by the Bank's directors' committee and board of directors in approving the transaction."

According to the IFC, this evaluation would be done within the framework of the analysis the entity is performing to decide whether to grant its consent, which is needed before the transaction can take place, based on the terms of the Transaction Agreement entered into by CorpBanca and its controller with Banco Itaú Chile and its controller. The text of this agreement was published on the Bank's website.

Regardless of having fully complied with Chilean and foreign law and regulations applicable to the process of approving all of the acts and contracts involved in the transaction, in light of the IFC's requirement and what CorpBanca deems to be in its best interest and that of its shareholders, on July 10, 2014, CorpBanca hired the Center for Governance and Capital Markets at Universidad de Chile to provide an independent opinion on the matter. The opinion has not yet been provided to the Bank. Once received, it will be made public. The IFC has already indicated that the report from Universidad de Chile is not sufficient for its purposes.

As publicly known, CorpBanca's board of directors has disclosed to its shareholders and the market in general all information related to the transaction, exceeding regulatory requirements and common practice for this type of transaction. This information is available at www.corbanca.cl.

b)	Analysis of Strategic Partnership by National Economic Prosecutor's Office

In December 2013, after CorpBanca announced its intentions to seek a strategic partner, the National Economic Prosecutor's Office (FNE) launched an investigation to "analyze the possible risks involved in such a transaction” in terms of free competition.

On January 29, 2014, CorpGroup Interhold Limitada and Itaú Unibanco announced that they had signed an agreement to merge their banks, CorpBanca and Itaú Chile, respectively. This transaction would involve a capital increase by Itaú Chile, leaving CorpBanca as the surviving entity.

On June 25, 2014, the FNE concluded that “it did not find this transaction to create a threat to free competition" and recommended the investigation be closed. This concludes the first major step in the regulatory processes that must be completed for the potential merger to take place.

The Bank was informed of these conclusions on July 14, 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

c)	Requests for Cartica Management, LLC

On July 4, 2014, plaintiffs voluntarily dismissed all claims as against certain individual officers and directors.  On July 10, 2014, the Itaú entities similarly filed motions to dismiss.  On July 15, 2014, Defendants filed their opposition to the motion to lift the PSLRA stay of discovery, which the Itaú defendants joined, and Plaintiffs filed their oppositions to the motions to dismiss.  On July 28, 2014, the parties filed reply briefs in support of their respective motions.  Briefing on the motions to dismiss is now completed and Defendants have represented to the Court that they do not see the need for oral argument.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2014 and 2013 and December 31, 2013

Between January 1, 2014, and July 31, 2014, the date of issuance of these consolidated financial statements, there have been no other subsequent events that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Fernando Massú Tare
Chief Accountant	Chief Executive Officer